Exhibit 2.1

SHARE PURCHASE AGREEMENT
AMONG
ASSURAMED, INC.
(“Buyer”)
AND
INVACARE CORPORATION
(“Seller”)
AND
INVACARE SUPPLY GROUP, INC.
(the “Company”)

December 21, 2012

Article 5	Representations and Warranties of Buyer	24
5.1	Organization; Authorization	24
5.2	Execution and Delivery; Enforceability	24
5.3	Governmental Authorities; Consents	24
5.4	Brokerage	24
5.5	Investment Intent; Restricted Securities	25
5.6	Financing	25
5.7	Solvency	25
5.7	Due Diligence Investigation	25

Article 6	Conditions Precedent	26
6.1	Conditions to Buyer’s Obligation	26
6.2	Conditions to Seller’s Obligation	28

Article 7	The Closing	29

Article 8	Additional Covenants and Agreements	30
8.1	Pre-Closing Covenants and Agreements	30
8.2	Miscellaneous Covenants	35
8.3	Acknowledgment	37
8.4	No Shop	37
8.5	Company Engagements; Privileged Information	38
8.6	Release	38

Article 9	Indemnification	39
9.1	Indemnification of Buyer	39
9.2	Indemnification of Seller	39
9.3	Limitations on Indemnification	40
9.4	Procedures Relating to Indemnification	41
9.5	Limitation of Remedies	43
9.6	Contribution and Waiver	43

Article 10	Tax Matters	43
10.1	Apportionment of Taxes	43
10.2	Tax Returns; Refunds	44
10.3	Controversies	45
10.4	Cooperation	45
10.5	Consolidated Return Election	46
10.6	Conflict	46
10.7	Successors	46

Article 11	Certain Definitions	46

Article 12	Construction; Miscellaneous Provisions	56
12.1	Notices	57
12.2	Entire Agreement	57
12.3	Modification	57
12.4	Jurisdiction and Venue	57
12.5	Specific Performance	57
12.6	Binding Effect	57
12.7	Headings	57
12.8	Number and Gender; Inclusion	57
12.9	Counterparts	57
12.10	Third Parties	57
12.11	Disclosure Schedules and Exhibits	58
12.12	Time Periods	58
12.13	Construction	58
12.14	Governing Law	58

EXHIBITS:
Exhibit A:    Working Capital Calculation
Exhibit B:    Form of Transition Services Agreement
Exhibit C    Terms of Shared Location Agreements
Exhibit D:    Form of Non-Competition Agreement
Exhibit E:    Supply Agreement Term Sheet

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 21st day of December, 2012, among AssuraMed, Inc., a Delaware corporation (“Buyer”), Invacare Corporation, an Ohio corporation (“Seller”), and Invacare Supply Group, Inc., a Massachusetts corporation (the “Company”).
RECITALS:
A.    Seller owns all of the issued and outstanding shares of capital stock of the Company (as more particularly defined in Section 4.2, the “Shares”).
B.    Buyer shall purchase from Seller, and Seller shall sell to Buyer, the Shares, upon and subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).
Now, therefore, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, Buyer, Seller and the Company hereby agree as follows:
ARTICLE 1
Definitions
1.1    Definitions. Certain terms used in this Agreement shall have the meanings set forth in Article 11, or elsewhere herein as indicated in Article 11.
1.2    Accounting Terms. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings attributed to them under GAAP, except as may otherwise be specified herein.
ARTICLE 2
Purchase and Sale
2.1    Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and to the Shares.
2.2    Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Shares shall be an amount equal to:
(a)    One Hundred Fifty Million Dollars ($150,000,000);
(b)    plus an amount equal to the Closing Cash;
(c)    plus the amount, if any, by which the Closing Working Capital exceeds the Working Capital Target;
(d)    minus an amount equal to the Closing Indebtedness; and

(e)    minus the amount, if any, by which the Working Capital Target exceeds the Closing Working Capital.
2.3    Estimated Purchase Price; Payment of Indebtedness. On the third (3rd) Business Day before the Closing Date, the Company shall estimate in good faith the amount of the Closing Cash, the Closing Indebtedness and the Closing Working Capital, respectively, as of 11:59 p.m. on the Closing Date and deliver to Buyer a certificate (the “Closing Certificate”) setting forth such estimates and the calculation of the Estimated Purchase Price. The Closing Certificate shall be subject to the reasonable review and comment by Buyer, but if the Company does not agree with any comments provided by Buyer, the positions on the Closing Certificate shall be used for purposes of calculating the Estimated Purchase Price and Buyers may assert any of its objections in accordance with Section 2.4. As used herein, “Estimated Closing Cash,” “Estimated Closing Indebtedness” and “Estimated Closing Working Capital” mean the estimates of the Closing Cash, the Closing Indebtedness and the Closing Working Capital, respectively, set forth in the Closing Certificate, and “Estimated Purchase Price” means an amount equal to the Purchase Price calculated as set forth in Section 2.2, assuming for purposes of such calculation that the Closing Cash is equal to the Estimated Closing Cash, that the Closing Indebtedness is equal to the Estimated Closing Indebtedness and that the Closing Working Capital is equal to the Estimated Closing Working Capital. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall: (a) pay and deliver the Estimated Purchase Price (as calculated based upon the Closing Certificate) to Seller by means of a wire transfer of immediately available cash funds to an account as directed by Seller prior to the Closing (the “Seller’s Account”); and (b) on behalf of the Company, (i) pay the Indebtedness of the Company identified on Schedule 2.3(b)(i) (collectively, the “Repaid Closing Indebtedness”), and (ii) arrange for the replacement of those surety bonds issued and outstanding as of the Closing listed on Schedule 2.3(b)(ii).
2.4    Post-Closing Adjustment.
(a)    Adjustment Statement Preparation. Within ninety (90) days after the Closing Date, Buyer shall cause the Company to prepare and deliver to Seller an adjustment statement setting forth the amount of the Closing Cash, the Closing Indebtedness and the Closing Working Capital, respectively, as of 11:59 p.m. on the Closing Date (the “Preliminary Adjustment Statement”) and, based on the Closing Cash, the Closing Indebtedness and the Closing Working Capital, Buyer’s written calculation of the Purchase Price, and the adjustment necessary to reconcile the Estimated Purchase Price to the Purchase Price, if any (the “Preliminary Post-Closing Adjustment”). The Preliminary Adjustment Statement and the Final Adjustment Statement shall be prepared in a manner consistent with, and using the same accounting methods, policies, practices and procedures as used in the preparation of, the Interim Financial Statements (including the policies and procedures described on Schedule 4.5(a)), except that the Preliminary Adjustment Statement and the Final Adjustment Statement shall only reflect those items necessary to calculate the Closing Cash, the Closing Indebtedness and the Closing Working Capital. In preparing the Preliminary Adjustment Statement: (i) any and all effects on the assets or liabilities of the Company of any financing or refinancing arrangements entered into by Buyer at any time on or after the Closing Date shall be entirely disregarded; (ii) it shall be assumed that the Company and its lines of business shall be continued as a going concern; and (iii) there shall not be taken into account (A) any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing Date with respect to the Company or its businesses or assets, or any facts or circumstances that are unique or particular to Buyer or any assets or liabilities of Buyer, or any obligation for the payment of the Purchase Price hereunder or (B) any adjustments for Buyer’s use of purchase accounting.
(b)    Adjustment Statement Review. Seller shall review the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment and, if Seller believes that either was not prepared in accordance with Section 2.4(a), Seller shall so notify Buyer in writing no later than thirty (30) days after Seller’s receipt thereof, setting forth in such notice, Seller’s objection or objections to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment with reasonable particularity of the adjustments which Seller claims are required to be made thereto in order to conform the same to the terms of Section 2.4(a). Buyer shall cause the Company and its officers, employees, agents and representatives to cooperate with all representatives of Seller in the review of the Preliminary Adjustment Statement and, without limiting the generality of the foregoing, shall cause the books and records of the Company to be made available during normal business hours to such representatives, and shall cause the necessary personnel of the Company to assist such representatives in their review of the Preliminary Adjustment Statement, including granting such persons access to the facilities and other assets of the Company, in each case, upon reasonable advance notice.
(c)    Adjustment Statement Dispute Resolution. If Seller timely notifies Buyer in accordance with Section 2.4(b) of an objection to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment, then Buyer and Seller shall negotiate in good faith to resolve such dispute. If Buyer and Seller are unable to resolve such dispute through good faith negotiations within fifteen (15) days after Seller’s delivery of such written notice of objection, then, the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by the Cleveland, Ohio office of Deloitte LLP, or if such firm is unable to act in such capacity, an accounting firm of national reputation mutually acceptable to Buyer and Seller (the “Independent Accountants”). Buyer and Seller shall have the opportunity to present their positions with respect to such disputed matters in writing to the Independent Accountants in accordance with the requirements of Section 2.4. The Independent Accountants shall determine and report in writing to Buyer and Seller as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment within twenty (20) days after such submission or such longer period as the Independent Accountants may reasonably require, and such determinations shall be final, binding and conclusive as to Buyer, Seller and their respective Affiliates. In resolving any disputed item, the Independent Accountants shall: (i) be bound by the provisions of this Article 2 and the definitions pertaining hereto; (ii) select either the position of Buyer or Seller as a resolution for each item or amount disputed and may not impose an alternative resolution with respect to any item or amount disputed, and (iii) restrict its decision to such items which are then in dispute. The Independent Accountant shall deliver to Buyer and Seller a written report setting forth the resolution of any disagreement determined in accordance with the terms of this Agreement. The fees and disbursements of the Independent Accountants shall be borne by the party (i.e., Seller, on the one hand, and Buyer, on the other hand) that assigned an aggregate amount to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Independent Accountants.
(d)    Final Adjustment Statement and Post-Closing Adjustment. The Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment,” respectively, and as such shall become final, binding and conclusive upon Buyer, Seller and their respective Affiliates for all purposes of this Agreement, upon the earliest to occur of the following:
(i)    the mutual acceptance by Buyer and Seller of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, with such changes or adjustments thereto, if any, as may be proposed by Seller and consented to by Buyer;
(ii)    the expiration of thirty (30) days after Seller’s receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, without timely written objection thereto by Seller in accordance with Section 2.4(b); or
(iii)    the delivery to Buyer and Seller by the Independent Accountants of the report of their determination of all disputed matters submitted to them pursuant to Section 2.4(c).
(e)    Adjustment of Purchase Price. If the Purchase Price, as finally determined in accordance with Section 2.4(d), is greater than the Estimated Purchase Price, then Buyer shall pay the amount of the Final Post-Closing Adjustment to Seller by means of a wire transfer of immediately available funds to the Seller’s Account. If the Purchase Price, as finally determined in accordance with Section 2.4(d), is less than the Estimated Purchase Price, then Seller shall pay the amount of the Final Post-Closing Adjustment to Buyer by means of a wire transfer of immediately available funds to an account designated by Buyer. The Final Post-Closing Adjustment, if any, shall be due and payable pursuant to this Section 2.4(e) no later than two (2) Business Days after the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment become the Final Adjustment Statement and the Final Post-Closing Adjustment, respectively, pursuant to Section 2.4(d). For Tax purposes, any payment by Buyer or Seller under this Agreement, including pursuant to Article 9, shall be treated as an adjustment to the Purchase Price unless another treatment is required by Law.
ARTICLE 3
Representations and Warranties Concerning the Transaction
Seller represents and warrants to Buyer as follows:
3.1    Authority; Organization and Good Standing. Seller possesses all requisite corporate right, power and authority to execute, deliver and perform this Agreement, and each other agreement, instrument and document to be executed and delivered by Seller pursuant hereto (collectively, the

“Seller Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by Seller of this Agreement and the Seller Ancillary Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by corporate action on the part of Seller. Seller is duly organized, validly existing and in good standing under the Laws of the State of Ohio.
3.2    Ownership of Shares. Except as set forth on Schedule 3.2, Seller is the sole beneficial and record owner of, and has good and marketable title to, all of the Shares, free and clear of all Liens. Upon delivery to Buyer of the certificates, instruments or agreements, as applicable, representing the Shares and payment for the Shares at Closing as provided in this Agreement, Seller will convey to Buyer good and valid title to the Shares, free and clear of all Liens, other than those created by Buyer.
3.3    Execution and Delivery; Enforceability. This Agreement has been, and each Seller Ancillary Agreement will upon delivery be, duly executed and delivered by Seller and constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).
3.4    Noncontravention.
(a)    Except for the applicable requirements of the HSR Act, neither the execution and delivery by Seller of this Agreement or any Seller Ancillary Agreement, nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, will: (i) conflict with or result in a breach of, any provisions of the Charter Documents of Seller, (ii) contravene, conflict with or result in a violation of, or constitute a failure to comply with, any Law or Order applicable to Seller or by which any properties or assets owned or used by Seller is bound or affected, or (iii) result in the creation or imposition of any Lien with respect to the Shares.
(b)    Except for the applicable requirements of the HSR Act (including the HSR Filing), and except as set forth on Schedule 3.4(b), no consent, waiver, approval, authorization or permit of, or declaration or filing with or notification to, any Person is required to be obtained or made by Seller in connection with: (i) the execution, delivery and performance by Seller of this Agreement or any Seller Ancillary Agreement; or (ii) the compliance by Seller with any of the provisions hereof or thereof or the consummation by Seller of the transactions contemplated hereby or thereby.
3.5    Legal Proceedings. There is no Order, and no action, suit, arbitration, proceeding, investigation or claim of any kind whatsoever, at Law or in equity, pending or, to the knowledge of Seller, threatened against Seller, which would give a third party the right to enjoin or rescind the transactions contemplated by this Agreement or any Ancillary Agreement or otherwise prevent Seller from complying with the terms and provisions of this Agreement or any Seller Ancillary Agreement.

ARTICLE 4
Representations and Warranties Concerning the Company
Except as set forth in the Disclosure Schedules, the Company and Seller represent and warrant to Buyer as follows:
4.1    Organization and Good Standing; Authority; Enforceability.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts. The Company has all requisite power and authority to own and lease its assets and to operate its business as the same is now being owned, leased and operated. The Company is duly qualified or licensed to do business as a foreign entity in the jurisdictions listed on Schedule 4.1(a), which are the only jurisdictions in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified or licensed would not have a Material Adverse Effect. The Company has Made Available to Buyer a true, complete and correct copy of the Charter Documents, as currently in effect, of the Company. The Charter Documents of the Company are in full force and effect and the Company is not in violation of any provision thereof.
(b)    The Company possesses all requisite corporate right, power and authority to execute, deliver and perform this Agreement, and each other agreement, instrument and document to be executed and delivered by the Company pursuant hereto (collectively, the “Company Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the Company Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company.
(c)    This Agreement has been, and each Company Ancillary Agreement will upon delivery be, duly executed and delivered by the Company and constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
4.2    Capital Stock of the Company. The total number of shares of capital stock which the Company has the authority to issue is Two Hundred Thousand (200,000) shares of Common Stock, no par value (the “Common Shares”), of which One Hundred (100) Common Shares (the “Shares”) are issued and outstanding and owned of record by Seller. All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities Laws and any preemptive rights or rights of first refusal of any Person. Except as set forth in the Charter Documents of the Company: (i) there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any shares of capital stock of the Company; (ii) there does not exist nor is there outstanding any right or security granted to, issued to, or entered into with, any Person to cause the Company to issue, grant or sell any shares of capital stock of the Company to any Person (including any warrant, stock option, call, preemptive right, convertible or exchangeable obligation, subscription for stock or securities convertible into or exchangeable for stock of the Company, or any other similar right, security, instrument or agreement), and there is no commitment or agreement to grant or issue any such right or security; (iii) there is no obligation, contingent or otherwise, of the Company to: (A) repurchase, redeem or otherwise acquire any share of the capital stock or other equity interests of the Company; or (B) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person; and (iv) there are no bonds, debentures, notes or other indebtedness which have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company are entitled to vote.
4.3    Other Ventures. The Company does not own of record or beneficially any equity ownership interest in any other Person, nor is it a partner or member of any partnership, limited liability company or joint venture.
4.4    Noncontravention.
(a)    Assuming all consents, approvals, authorizations, permits, filings and notifications set forth on Schedule 4.4(b) have been obtained or made, except (i) as set forth on Schedule 4.4(a) and (ii) for the applicable requirements of the HSR Act (including the HSR Filing), neither the execution and delivery by the Company of this Agreement or any of the Company Ancillary Agreements, nor the consummation by the Company or Seller of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will: (w) conflict with or result in a breach of any provisions of the Charter Documents of the Company; (x) violate, conflict with or constitute or result in the breach of any term, condition or provision of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, consent, amendment, cancellation, modification or acceleration with respect to, or give rise to any obligation of the Company to make any payments under, or result in the creation or imposition of a Lien upon any property or assets of the Company pursuant to any Contract, License or Lease; or (y) contravene, conflict with or result in a violation of, or constitute a failure to comply with, any Law or Order applicable to the Company or by which any properties or assets owned or used by the Company is bound or affected.
(b)    Except as set forth on Schedule 4.4(b) and for the applicable requirements of the HSR Act (including the HSR Filing), no consent, waiver, approval, authorization or permit of, or declaration or filing with or notification to, any Person is required to be obtained or made by the Company in connection with: (i) the execution and delivery of this Agreement or any Company Ancillary Agreement or (ii) the compliance by the Company with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.
4.5    Financial Statements.
(a)    Copies of (a) the internal unaudited consolidated financial statements (including balance sheets and statements of income) of the Company as of and for the fiscal years ended December 31, 2010 and 2011 (the “Annual Financial Statements”), and as of and for the nine (9) month period ended September 30, 2012 and the ten (10) month period ended October 31, 2012 (collectively, the “Interim Financial Statements,” and together with the Annual Financial Statements, the “Financial Statements”) are attached to Schedule 4.5(a). The Financial Statements (i) have been prepared in accordance with GAAP, consistently applied, subject to the exceptions to GAAP set forth on Schedule 4.5(a) (including any non-GAAP policies and procedures described therein), and (ii) present fairly, in all material respects, the financial position of the Company as of the date indicated and the results of operations for the period then ended. The balance sheet as of September 30, 2012, which is included in the Interim Financial Statements, is referred to herein as the “Acquisition Balance Sheet.”
(b)    All accounts receivable of the Company represent sales actually made in the Ordinary Course of Business or valid claims as to which full performance has been rendered by the Company. There are no disputes with respect to any of the accounts receivable reflected on the Acquisition Balance Sheet that have not been reserved for in the Acquisition Balance Sheet. No counterclaims, defenses or offsetting claims with respect to the accounts receivable of the Company are pending or, to the Company’s Knowledge, threatened. The Financial Statements accurately reflect the net accounts receivable of the Company as of the date indicated.
(c)    The inventories of the Company are of a quality and quantity useable and saleable in the Ordinary Course of Business and fit for the purpose for which they were procured or manufactured, subject to appropriate and adequate allowances reflected on the Acquisition Balance Sheet for obsolete, excess, slow-moving and other irregular items. Such allowances have been calculated in accordance with GAAP and in a manner consistent with past practice. The quantities of each item of inventory are not excessive, but are reasonable in the present circumstances of the Company. The Company’s inventory is not held on consignment, or otherwise, by third parties. The Financial Statements accurately reflect the net inventories of the Company as of the date indicated.
(d)    Except as set forth on Schedule 4.5(d), the Company has no liabilities of the sort that would be required to be reflected on a stand-alone balance sheet of the Company prepared in accordance with GAAP, except for (i) liabilities disclosed, reflected or reserved against on the Acquisition Balance Sheet, (ii) liabilities incurred since the date of the Acquisition Balance Sheet in the Ordinary Course of Business, and (iii) liabilities arising under this Agreement.
(e)    Except as set forth on Schedule 4.5(e), all of the Company’s Indebtedness is disclosed on the Financial Statements, other than Indebtedness incurred in the Ordinary Course of Business since October 31, 2012.
4.6    Absence of Certain Changes or Events. Except as set forth on Schedule 4.6, since December 31, 2011:
(a)    there has not occurred any change, event or circumstance that constitutes or is reasonably likely to result in, a Material Adverse Effect;
(b)    (i) the Company has not made, or granted, (A) any bonus or any wage, severance or termination pay, salary or compensation increase to any current director, officer, except as required by Law, (B) any increase of any benefit provided under any employee benefit plan, employment agreement or arrangement, including any fringe benefit plan or arrangement, except as required by Law, or (C) any equity or equity-based compensation award; (ii) except as required to reflect legal requirements or avoid adverse Tax consequences to the Company or to any employees of the Company, the Company has not amended or terminated any existing Plan or arrangement or adopted any new employee benefit plan or arrangement; and (iii) the Company has not hired any employee whose annual compensation is greater than One Hundred Thousand Dollars ($100,000);
(c)    the Company has not merged or consolidated with any corporation or other entity or invested in, loaned to, made an advance (except for advances to Seller or to the Company's employees or officers for business expenses incurred in the Ordinary Course of Business) or capital contribution to, or otherwise acquired any capital stock or business of any Person, or consummated any business combination transaction, in each case, whether in a single transaction or series of related transactions;
(d)    the Company has not amended its Charter Documents to take, agree to take or authorize any action to wind up its affairs or dissolve or change its corporate or other organizational form or amend any terms of its outstanding securities;
(e)    the Company has not suffered any theft, damage, destruction or loss (without regard to insurance) of or to any tangible asset or assets resulting in losses in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate;
(f)    the Company has not sold, leased, assigned, transferred or subjected to any Lien or otherwise disposed of, any tangible or intangible property or assets having a book value, in any individual case, in excess of Fifty Thousand Dollars ($50,000), except for sales of inventory in the Ordinary Course of Business and except for Permitted Liens;
(g)    the Company has not purchased or leased, or has committed to purchase or lease, any tangible or intangible property or assets, or authorized any capital expenditures or commitments for capital expenditures, of any asset for an amount in excess of One Hundred Thousand Dollars ($100,000) individually, except for purchases of inventory and supplies in the Ordinary Course of Business;
(h)    the Company has not amended, modified in any material respect or terminated any existing Material Contract (other than a termination of a Material Contract as a result of the expiration of the term of such Material Contract);
(i)    the Company has not authorized for issuance, issued or sold or agreed or committed to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents;
(j)    the Company has not declared, set aside or paid any dividends or distributions, or purchased or redeemed any of its outstanding equity securities;
(k)    the Company has not incurred any Indebtedness or assumed, guaranteed, or endorsed the indebtedness of any other Person, or canceled any debt owed to it or released any claim possessed by it, other than (i) under a Material Contract in the Ordinary Course of Business, (ii) pursuant to existing financing arrangements, or (iii) Indebtedness reflected in the Financial Statements;
(l)    the Company has not made any write-off or write-down of or made any determination to write-off or write-down any of its assets and properties in excess of Fifty Thousand Dollars ($50,000);
(m)    the Company has not entered into a Contract with any employee, director or Affiliate of the Company (or any employee or director of an Affiliate of the Company);
(n)    the Company has not instituted or settled any Proceeding;
(o)    the Company has not (i) made any change in the Tax reporting or accounting principles, practices or policies, including with respect to (A) depreciation or amortization policies or rates or (B) the payment of accounts payable or the collection of accounts receivable; (ii) settled or compromised any Tax liability; (iii) made, changed or rescinded any Tax election; (iv) surrendered any right in respect of Taxes, (v) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (vi) amended or refiled any Tax Return;
(p)    the Company has not abandoned or cancelled any material Intellectual Property rights;
(q)    the Company not taken any action with respect to the collection of accounts receivable or payment of accounts payable outside the Ordinary Course of Business, including (i) offering discounts for early payment other than in the Ordinary Course of Business, (ii) delaying, or taking any action to delay, the payment of any accounts payable other than in the Ordinary Course of Business, (iii) failing to pay any accounts payable when due in accordance with their terms, or (iv) accelerating, or taking any action to accelerate, the payment of accounts receivable;
(r)    the Company has not purchased or sold, or taken any action to purchase or sell, inventory outside the Ordinary Course of Business; and
(s)    the Company has not entered into any Contract or otherwise committed to do any of the foregoing (other than this Agreement).
4.7    Taxes. Except as set forth on Schedule 4.7:
(a)    All Tax Returns required to be filed by or with respect to the Company have been timely filed (taking into account applicable extensions of time to file) or provided and all such Tax Returns (including information provided therewith or with respect thereto) are accurate and complete in all material respects. All Taxes owed by the Company (whether or not shown as due and owing on any Tax Return) have been timely paid to the appropriate Taxing Authority.
(b)    The Company is not currently a beneficiary of any extension of time within which to file any Tax Return.

(c)    There are no Tax claims, investigations, audits or proceedings by any Taxing Authority pending or, to the Company’s Knowledge, threatened in writing in connection with any Taxes due from or with respect to the Company. No Tax Return of the Company with respect to any Pre-Closing Tax Period in the past five (5) years has been audited by any Taxing Authority.
(d)    There are not currently in force any waivers or agreements binding upon the Company for the extension of time or statute of limitations within which to file any Tax Return or for the assessment or payment of any Tax for any taxable period, and no request for any such waiver or extension is currently pending.
(e)    The Company has properly withheld and timely remitted to the appropriate Taxing Authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any Person.
(f)    The Company is not a party to or bound by any Tax sharing, allocation or indemnity agreement, arrangement or any similar contract.
(g)    There are no Liens for Taxes upon the assets or properties of the Company, except for Permitted Liens.
(h)    The Company has not been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person other than a group of which the Company was the parent. The Company has no liability for the Taxes of any other Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.
(i)    Neither the Company nor Seller or any of its Affiliates has received written notice within the last five (5) years of any claim by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that Governmental Authority.
(j)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of (i) under Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of change in method of accounting for a Pre-Closing Tax Period, (ii) pursuant to the provisions of any agreement entered into with any Taxing Authority or pursuant to a “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in Section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign Law), (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date or (vi) as a result of any election under Section 108(i) of the Code with respect to the discharge of any indebtedness on or prior to the Closing Date.

(k)    The Company has not distributed the stock of another Person, or has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by sections 355 or 361 of the Code.
(l)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)    The Company has not participated in any “reportable transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision).
(n)    The Company has disclosed on its federal income Tax Returns all positions taken in such Tax Returns that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code related to the Company.
4.8    Employees.
(a)    Schedule 4.8(a) sets forth a complete list of all current employees of the Company who received aggregate employment compensation in the form of salary and bonus in excess of One Hundred Thousand Dollars ($100,000) during or related to the twelve (12) month period ended November 30, 2012. Since the date of the Acquisition Balance Sheet, no employee of Seller or an Affiliate of Seller (other than the Company) has become an employee of the Company and no employee of the Company has become an employee of Seller or an Affiliate of Seller (other than the Company). There is no labor strike, slowdown or stoppage pending or, to the Company’s Knowledge, threatened in writing against the Company.
(b)    The Company is not a party to any collective bargaining agreement or similar agreement with any labor organization or works council, work rules or practices agreed to with any labor organization, works council, trade union or employee association applicable to employees of the Company. There is no organizing activity involving the Company pending or, to the Company’s Knowledge, threatened by any labor organization, works council or group of employees.
(c)    There are no unfair labor practice charges, grievances or complaints pending or, to the Company’s Knowledge, threatened by or on behalf of any employee or group of employees with respect to the Company.
(d)    The Company has not implemented any “plant closing” or “mass layoff” of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local Law.
(e)    There are no personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of the Company, other than those set forth in Schedule 4.8(e), true, correct and complete copies of which have heretofore been delivered or Made Available by the Company or Seller to Buyer.

4.9    Employee Benefit Plans and Other Compensation Arrangements.
(a)    Set forth on Schedule 4.9(a) is a list of (i) all employee benefit plans (as defined in Section 3(3) of ERISA), (ii) all other employment, compensation, consulting, relocation, severance pay, termination pay, vacation, paid time off, fringe benefit, salary continuation, bonus, incentive, stock option, restricted stock, stock appreciation right, phantom equity, performance awards, stock related awards, change in control, welfare, retirement, pension, profit sharing or deferred compensation agreements, plans, policies, contracts, programs, funds or arrangements of any kind (including those which are maintained outside of the United States) and (iii) all other material employee benefit plans, contracts, programs, funds, or arrangements, whether written or unwritten, funded or unfunded, in each case covering one or more employees, former employees, directors, advisors, consultants or independent contractors of the Company and that is sponsored or maintained by the Company or any ERISA Affiliate or with respect to which the Company has or could have any liability (collectively, the “Plans”).
(b)    With respect to each Plan, Seller has Made Available to Buyer accurate, current and complete copies of each of the following: (i) the plan document together with all amendments thereto; (ii) where applicable, copies of any trust agreements, custodial agreements, insurance policies, administration agreements and similar agreements, and investment management or investment advisory agreements; (iii) copies of the most recent summary plan description and any summaries of material modifications thereto and/or benefits handbook relating to any Plan; (iv) in the case of any Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination or opinion letter from the Internal Revenue Service; (v) in the case of any Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Forms 5500, with schedules attached; and (vi) copies of non-routine material written correspondence with the Internal Revenue Service or the U.S. Department of Labor relating to the Benefit Plan within the last two (2) years.
(c)    Except as set forth on Schedule 4.9(c):
(i)    neither the Company nor any ERISA Affiliate currently has, and at no time in the past has had, an obligation to contribute to: (A) a pension plan that is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; (B) a defined benefit plan (as defined in Section 3(35) of ERISA); (C) a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code); (D) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (E) a “funded welfare plan” within the meaning of Section 419 of the Code; or (F) a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code);
(ii)    each of the Plans that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and is so qualified in all material respects (except that no representation is made with respect to any formal qualification requirement with respect to which the remedial amendment period under Section 401(b) of the Code has not yet expired) and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code and (B) to the Company’s Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable;
(iii)    all of the Plans have been established and operated in compliance in all material respects with their respective terms and all applicable Laws, and all contributions, premiums, or other payments required under the terms of the Plans or applicable Laws have been timely made or to the extent not required to be made or paid on or before the date of this Agreement, have been accrued in accordance with the normal accounting practices and are fully reflected in the Financial Statements;
(iv)    all contributions, transfers and payments in respect of any Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code and no amounts payable under the Plans or as a result of the transactions contemplated by this Agreement (whether in cash or property or the vesting of property) will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or could give rise to the payment of any amount under Section 4999 of the Code;
(v)    neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former director, officer, employee or consultant of the Company (or dependents of such Persons) from the Company or Seller under any Plan or otherwise, (B) increase any benefits otherwise payable under any Plan to any current or former director, officer or any employee or consultant of the Company (or dependents of such Persons) from the Company or Seller under any Plan or otherwise, or (C) result in any acceleration of the timing of payment or vesting of any such benefits to any extent or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any current or former director, officer or any employee or consultant of the Company (or dependents of such Persons) from the Company or Seller under any Plan or otherwise;
(vi)    none of the Plans provides benefits, including, without limitation, death or medical benefits to any retired Person, or any current employee of the Company following such employee’s retirement or other termination of employment, except as required by applicable Law (including Section 4980B of the Code);
(vii)    there is no pending or, to the Company’s Knowledge, threatened action, suit or claims relating to a Plan or against the assets of any Plan (other than routine claims for benefits); and there is no pending, or, to the Company's Knowledge, threatened audit, inquiry, proceeding or examination by a Governmental Authority relating to any Plan (other than routine claims for benefits);
(viii)    each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to the requirements of Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder (“Section 409A”) (A) was operated in good faith compliance with Section 409A between January 1, 2005 and December 31, 2008 and (B) has complied in form and operation in all material respects with the requirements of Section 409A since January 1, 2009;
(ix)    no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Plan that would reasonably be expected to result in any liability;
(x)    the Company has reserved all rights necessary to amend or terminate each of the Plans that are maintained and sponsored by the Company without the consent of any other Person;
(xi)    with respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliates that is subject to Section 4980B of the Code, the Company and its ERISA Affiliates have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA;
(xii)    no benefits under any Plan are or during the six (6) years ending on the date hereof have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code); and
(xiv)    with respect to any insurance policy providing funding for benefits under any Plan, to the Company’s Knowledge there is no liability of the Company, in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof.

4.10    Permits; Compliance with Laws.
(a)    Except as set forth on Schedule 4.10, the Company is, and during the past three (3) years has been, in compliance in all material respects with all applicable Laws, and possesses all material licenses, permits, registrations, permanent certificates of occupancy, authorizations, and certificates from any Governmental Authority required under applicable Law with respect to the operation of its business as currently conducted (collectively, “Permits”), each of which Permits is listed on Schedule 4.10 and is valid and in full force and effect. Except as set forth on Schedule 4.10, in the past three (3) years, the Company has not received any written or, to the Company’s Knowledge, oral notice from any Governmental Authority regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law, Permit or Order applicable to the Company or by which any properties or assets owned or used by the Company are bound or affected.
(b)    The Company acts as a Business Associate (as defined in the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)) to its customers that are Covered Entities (as defined in HIPAA) and is in compliance in all material respects with all Business Associate agreements with its customers that are Covered Entities.
4.11    Real and Personal Properties.
(a)    The Company does not own any real property. Schedule 4.11(a) identifies all of the real property demised by leases, subleases, licenses or any occupancy agreements (collectively, the “Leases”) either to the Company or to Seller and utilized, in whole or in part, by the Company (collectively, the “Leased Real Property”).
(b)    The Company or Seller, as applicable, holds a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein. All of the Leases are in full force and effect and enforceable by the Company or Seller, as applicable, in accordance with their terms, subject to the Enforceability Exceptions. Neither either the Company nor Seller is in material breach of or in material default under any Lease to which it is a party. The Company does not sublease any of the Leased Real Property nor has granted to any Person the right to use, occupy or possess the Leased Real Property or any option or right of first refusal or offer to sublease the Leased Real Property.
(c)    Each Leased Real Property is in reasonably good repair and operating condition (subject to normal wear and tear). To the Company’s Knowledge, there are no material (i) defects in, (ii) mechanical failures of, or (iii) damages to the Leased Real Property.
(d)    Neither either the Company nor Seller has received written notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting the Leased Real Property or any portion thereof or interest therein, and to the Company’s Knowledge, no such proceeding has been threatened against the Leased Real Property. Neither either the Company nor Seller has received any written notice that the current use and occupancy of the Leased Real Property violates any Law in any material respect.

(e)    The Company has good and valid title to, or a valid leasehold interest in, all of its tangible personal property and assets, free and clear of all Liens, except for (i) Liens identified or described on Schedule 4.11(e) and (ii) Permitted Liens. The tangible personal property and assets of the Company, taken as a whole (other than inventory, the condition of which is addressed in Section 4.5(c)), are free from defects and in good operating condition and repair (subject to normal wear and tear).
(f)    Except as set forth on Schedule 4.11(f), the Company is the only operation through which its business described in October 2012 Management Presentation is conducted, and the assets and properties, tangible and intangible, currently owned, leased or licensed by the Company, along with the Seller Leased Real Property, constitute all of the assets and properties reasonably necessary for the operation of the Company’s business as currently conducted (and as so described). For the avoidance of doubt, none of such business is conducted through Family Medical Supply, LLC nor does Family Medical Supply, LLC own or hold the rights to any assets used in such business.
4.12    Intellectual Properties.
(a)    Schedule 4.12(a) sets forth a listing of (i) all registered Company Intellectual Property and all pending applications therefor, setting forth the owner, country, registration and application numbers and dates of filing and, if applicable, issuance, (ii) all unregistered trademarks, service marks and trade names used by the Company, setting forth the country or state of use and date of first use, and (iii) all Software owned by the Company. All actions required to record each assignee throughout the chain of custody for all of the registered Company Intellectual Property disclosed in Schedule 4.12(a) has been completed with each applicable Governmental Entity, including payment of all costs, fees, taxes, and expenses associated with all such recording activities.
(b)    Schedule 4.12(b) sets forth a listing of all written licenses (excluding Off-the-Shelf Software and end user licenses for mass market Software) pursuant to which the Company is a party either as a licensee or licensor and any other Contract under which the Company grants or receives any rights to Intellectual Property (the “Licenses”) and includes, with respect to each License, the date of the License, the renewal date of the License and the number of seats available to the Company pursuant to such License.
(c)    Except as set forth on Schedule 4.12(c), the Company solely owns, free and clear from all Liens, other than Permitted Liens, all right, title and interest in and to the Company Intellectual Property as necessary for use in, or otherwise as currently being used in, the operation of the business of the Company. The Company Intellectual Property is valid, subsisting, in full force and effect, and has not been cancelled, expired or abandoned.
(d)    The Company has a valid and enforceable right or license to use (as currently being used) the Intellectual Property used in its business that is owned by a third party, including the Intellectual Property disclosed in Schedule 4.12(c), subject to the Enforceability Exceptions.
(e)    Neither the Company Intellectual Property nor the material Intellectual Property used but not owned by the Company is subject to any restrictions or limitations regarding use or disclosure other than pursuant to a written License applicable thereto as disclosed in Schedule 4.12(c).
(f)    Except as set forth on Schedule 4.12(f), the Company has not received in the past three (3) years any written notice regarding the infringement or misappropriation by the Company of any Intellectual Property of any third party.
(g)    (i) The conduct of the Company’s business, including the manufacture, use, sale and importation of products by the Company, does not infringe upon or misappropriate any Intellectual Property of any third party, and, (ii) to the Company’s Knowledge, no third party is infringing or has infringed, misappropriated or otherwise violated any of the Company Intellectual Property.
(h)    Schedule 4.12(h) lists all the Information Systems used by the Company and operated by any other Person. Except for the Internet or as set forth on Schedule 4.12(h), all Information Systems used by the Company are owned, controlled and operated by the them, and are not wholly or partly dependent upon any Information System of any other Person (other than the Internet). All Information Systems used by the Company are sufficient for the conduct of its business as currently conducted. The Company uses reasonable means, consistent with state of the art generally available to the public, to protect the security and integrity of all Information Systems used by the Company.
(i)    The Company has appropriate disaster recovery plans, procedures and facilities for the business of the Company and have taken all appropriate steps to safeguard the information technology systems utilized in the operation of the business of the Company.
(j)    There are no known material problems or defects in the Software used by the Company in its business that prevent the Software from operating substantially as described in its related documentation or specifications and otherwise in fulfillment of its intended purpose.
4.13    Contracts. Schedule 4.13 sets forth, by reference to the applicable subsection of this Section 4.13, a listing as of the date hereof of all of the currently effective Contracts (and in the case of an oral Contract, the material terms of such Contract) of the following types (i) to which the Company is a party or by which any material assets of the Company are bound, or (ii) to which an Affiliate of the Company is bound and that relates to or is used in the business of the Company:
(a)    Contracts or group of related Contracts which involve commitments to make capital expenditures or which provide for the purchase of assets, goods or services by the Company from any one Person under which the undelivered balance of such goods or services has a purchase price in excess of Two Hundred Fifty Thousand Dollars ($250,000) in any consecutive twelve (12) month period after the date hereof and which are not terminable by the Company (without any further liability thereto) upon ninety (90) days’ or less advance notice;
(b)    Contracts or group of related Contracts which provide for the sale of goods or services by the Company and under which the balance of such goods or services has a sale price in excess of Fifty Thousand Dollars ($50,000) in any consecutive twelve (12) month period after the date hereof;
(c)    Contracts relating to Indebtedness of the Company, the granting by the Company of a Lien on any of its assets;
(d)    Contracts with dealers, distributors or sales representatives;
(e)    joint venture agreements, partnership agreements, and limited liability company agreements and each similar type of Contract (however named) involving a sharing of profits, losses, costs or liabilities with any other Person;
(f)    employment, confidentiality and non-competition agreements with any employee who receives salary and bonus in excess of One Hundred Thousand Dollars ($100,000) per annum;
(g)    Contracts involving management services, consulting services, support services or any other similar services, including Contacts with independent contractors;
(h)    Contracts which presently limit the freedom of the Company or purport to limit the freedom of any non-controlled Affiliates of the Company (including, after the Closing, Buyer and its Affiliates other than the Company) to engage in any business or compete with any Person or to solicit or hire any Person;
(i)    Contracts pursuant to which the Company is a lessor or a lessee of any personal or real property (including the Leases), or holds or operates any tangible personal property owned by another Person, except for any such leases under which the aggregate annual rent or lease payments do not exceed Ten Thousand Dollars ($10,000) and which are terminable by the Company upon ninety (90) days’ or less advance notice (without further liability to the Company);
(j)    Contracts for the sale, assignment, transfer or other disposition of assets involving a purchase price (in a single transaction or a series of related transactions) in excess of Fifty Thousand Dollars ($50,000) and under which the Company has any continuing liability or obligation;
(k)    Contracts relating to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other Person and under which the Company has any continuing liability or obligation;
(l)    Contracts not included in subsection (f) providing for severance, retention, change in control or other similar payments or would give rise to severance obligations or termination rights or permit the acceleration or other changes of any material right or material obligation or the loss of any material benefit thereunder;
(m)    all collective bargaining agreements or agreements with any labor organization, union or association to which the Company is a party;

(n)    Contracts with Seller or any officer or director of the Company, or any Affiliate of any of the foregoing, or in the case of any individual, any immediate family member of any of the foregoing;
(o)    Contracts under which the Company has made advances or loans to any other Person;
(p)    Contracts containing a “most favored nation” pricing agreement, consignment arrangements or similar understandings with a customer or supplier;
(q)    Contracts granting a power of attorney to any Person;
(r)    the Licenses required to be listed on Schedule 4.12(b); and
(s)    any Contract with any Material Customer or Material Supplier.
Correct and complete copies of each written Contract or summaries of each oral Contract, in each case, required to be identified on Schedule 4.13, including amendments thereto (collectively, the “Material Contracts”) have been Made Available to Buyer. All of the Material Contracts are in full force and effect and are enforceable against the Company or its Affiliate that is a party thereto and, to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, subject in each case to the Enforceability Exceptions. With respect to the Material Contracts, (i) the Company has performed in all material respects all obligations required to be performed by it pursuant to such Material Contracts and no event has occurred that, with notice or lapse of time or both, would constitute a default or violation by the Company, (ii) no party has repudiated any of the terms thereof and, to the Company’s Knowledge, there are no existing or threatened defaults, breaches or violations of any of such Material Contracts by any other party thereto, and (iii) the Company has not released any of its material rights under any Material Contract.
4.14    Litigation and Orders. Except as set forth on Schedule 4.14, there are no Proceedings of any kind whatsoever, at Law or in equity, pending, or to the Company’s Knowledge, threatened (a) against or related to the Company or its business or assets or (b) that question the legality, validity or enforceability of this Agreement, the Company Ancillary Agreements or any of the transactions contemplated hereby or thereby that could, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby and thereby. Schedule 4.14 lists all Proceedings to which the Company was a party during the past three (3) years. Neither the Company nor its business or any of its assets is or during the past three (3) years has been subject to any Order or is in breach or violation of any Order.
4.15    Brokerage. No Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement, other than fees payable to Jefferies & Company, Inc., which fees are payable solely by Seller.

4.16    Insurance. Schedule 4.16 sets forth a listing of all insurance policies or binders currently owned, held by or applicable to the Company (or its assets or business) or under which any director or officer (in such capacity as a director or officer) of the Company is a party, an insured or otherwise the beneficiary of coverage. With respect to the policies required to be disclosed on Schedule 4.16, (a) the policies are in full force and effect, (b) all premiums that are due and payable with respect thereto have been paid, (c) the Company has not received any written notice of cancellation or non-renewal of any such policy or arrangement nor, to the Company’s Knowledge, has the termination of any such policy or arrangement been threatened, (d) there is no breach or default by the Company, and to the Company’s Knowledge, no event has occurred that, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration under the policy, and (e) no party to the policy has repudiated any provision thereof. The insurance maintained by or applicable to the Company is sufficient to comply with the express requirements of all applicable Material Contracts. During the last three (3) years, the Company has not been refused any insurance with respect to its business or its assets, nor has coverage been limited (other than by the express terms of such policies) by any insurance carrier to which the Company has applied for insurance or with which the Company has carried insurance. Except as set forth on Schedule 4.16, the Company does not have any self-insured or co-insurance programs and the current and historical limits of liability under any such policies have not been exhausted and/or are not impaired.
4.17    Environmental Matters. Except as set forth on Schedule 4.17:
(a)    There is and has been no generation, Treatment, Storage, Release, Disposal or transport of any Hazardous Material, regardless of quantity, at, on, under, or from any of the Leased Real Property or any location formerly owned or operated by the Company, except in compliance with and as would not give rise to liability under applicable Environmental Laws.
(b)    To the Company’s Knowledge, no asbestos or urea formaldehyde containing materials have been incorporated into or used on the buildings or any improvements that are a part of the Leased Real Property, or into other assets of or products manufactured, sold or distributed by the Company.
(c)    To the Seller’s Knowledge, there are no electrical transformers, capacitors, fluorescent light fixture with ballasts, or other equipment containing polychlorinated biphenyls on the Leased Real Property.
(d)    The Company has not at any time sent any Hazardous Materials to a site that to the Company’s Knowledge: (i) has been placed or proposed for placement on the National Priorities List or any similar state list; or (ii) is subject to or the source of an order, demand or request from a Government Authority or other Person to take “response,” “corrective,” “removal,” “remedial” or similar action pursuant to any applicable Environmental Law, or to pay for the costs of any such action at any location.
(e)    The Company has not agreed to assume or accept responsibility, by contract or otherwise, for any liability of any other Person under Environmental Laws.

(f)    Since January 1, 2010 or prior to that date if unresolved, the Company has not received any notice, order, demand, complaint, claim or other communication from any Governmental Authority or any Person alleging that the Company is, or may be in violation of any Environmental Law or liable for personal injury or property damage or for any other costs, expenses, fines, penalties or damages related to any Release, Treatment, Storage or Disposal of, or exposure to, any Hazardous Material or with respect to any violation of or liability under any Environmental Law.
(g)    To the Company’s Knowledge, there are no underground storage tanks or related piping, or surface impoundments located on, under or at the Leased Real Property.
(h)    The Company has delivered to Buyer copies of all documents, records and information in its possession or control concerning Releases by the Company of Hazardous Material at any location or potential liability under Environmental Laws, including previously conducted environmental site assessments, compliance audits and asbestos surveys concerning the Leased Real Property or any formerly owned or operated locations.
(i)    This Agreement and the transactions contemplated hereunder will not trigger any obligations under the New Jersey Industrial Site Recovery Act, N.S.S.A. 13:1-6K et seq.
4.18    Product Warranty.
(a)    Each product sold or otherwise delivered by the Company has been in conformity with all applicable contractual commitments and all express warranties and the Company has no liability (and, to the Company’s Knowledge, there is no basis for any Proceeding against the Company) for replacement or repair of any such products or other damages or other costs for any such services provided, subject only to the reserve for product warranty claims set forth in the Acquisition Balance Sheet. Except as set forth on Schedule 4.18(a), in the three (3) year period ending on the date hereof, there have been no product recalls by the Company. No product sold or delivered by the Company is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale of the Company, which are set forth on Schedule 4.18.
(b)    The Company has no liability and, to the Company’s Knowledge, there is no basis for any Proceeding against the Company giving rise to any liability, arising out of any injury to person or property as a result of the ownership, possession or sue of a product sold, delivered or otherwise distributed by the Company prior to the Closing.
4.19    Related Party Transactions. Except as set forth on Schedule 4.19, none of the Company, Seller or any of their respective Affiliates or, any current or former officer or director of the Company or Seller or any of their respective Affiliates, or to the Company’s Knowledge any member of his or her immediate family (each a “Related Person”) currently or in the last three (3) years: (a) owes or has owed any amount (other than advances for business expenses in the Ordinary Course of Business) to the Company, nor does the Company owe (or have they owed) any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person (other than reimbursement of fees and expenses of employees, directors and officers of the Company in the Ordinary Course of Business), (b) owns or has owned or has or had a direct or indirect interest (i) in, or is or was a director or officer of, any Person that is a customer, supplier, lessor, lessee or competitor of the Company or (ii) in any property or right, tangible or intangible, that is used by the Company, (c) has or had any claim or cause of action against the Company, other than claims for accrued compensation, benefits or expense reimbursement arising in the ordinary course of employment, or (d) is or was a party to any agreement or transaction with the Company.
4.20    Material Customers and Material Suppliers.
(a)    Schedule 4.20(a) sets forth the top twenty-five (25) customers of the Company (based on the dollar amount of sales to such customers) for the fiscal year ended December 31, 2010 and 2011 and for the year-to-date period ending on the date of this Agreement (the “Material Customers”). Except as set forth on Schedule 4.20(a), (i) all Material Customers continue to be customers of the Company and none of such Material Customers has reduced materially its business with the Company from the levels achieved during the fiscal year ended December 31, 2011 and, the Company has not received any written or, to the Company’s Knowledge, oral notice that any such reduction will occur, (ii) no Material Customer has terminated its relationship with the Company, nor has the Company received written notice that any Material Customer intends to do so, (iii) no Material Customer has issued a request for proposal (RFP) with respect to the business that the Company is currently fulfilling, (iv) the Company is not involved in any claim, dispute or controversy with any Material Customer, and (v) the Company is not involved in any claim, dispute or controversy with any of its other customers that, individually or in the aggregate, could reasonably be anticipated to have a Material Adverse Effect.
(b)    Schedule 4.20(b) sets forth the top twenty (20) suppliers of the Company (based on the dollar amount of purchases from such suppliers) for the fiscal year ended December 31, 2010 and 2011 and for the year-to-date period ending on the date of this Agreement (the “Material Suppliers”). Except as set forth on Schedule 4.20(b), (i) all Material Suppliers continue to be suppliers of the Company and none of such Material Suppliers has reduced materially its business with the Company from the levels achieved during the fiscal year ended December 31, 2011 and the Company has not received any written or, to the Company’s Knowledge, oral notice that any such reduction will occur, (ii) no Material Supplier has terminated its relationship with the Company, nor has the Company received written notice that any Material Supplier intends to do so, (iii) the Company is not involved in any claim, dispute or controversy with any Material Supplier, and (iv) the Company is not involved in any claim, dispute or controversy with any of its other suppliers that, individually or in the aggregate, could reasonably be anticipated to have a Material Adverse Effect. No supplier to the Company represents a sole source of supply for goods and services used in the conduct of the Company’s business.
4.21    Bank Accounts. Schedule 4.21 sets forth a true and complete list of (a) the name and address of each bank with which the Company has an account or safe deposit box or Seller (or an Affiliate of Seller) has an account or safe deposit box into which payments owing to the Company are made, (b) the name of each Person authorized to draw thereon or have access thereto and (c) the account number for each such bank account.

4.22    Books and Records. The corporate minute books and stock record books of the Company Made Available and to be delivered to Buyer at the Closing are true, correct and complete in all material respects.
ARTICLE 5
Representations and Warranties of Buyer
Buyer represents and warrants to the Company and Seller as follows:
5.1    Organization; Authorization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation. Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by corporate action on the part of Buyer.
5.2    Execution and Delivery; Enforceability. This Agreement has been, and each Buyer Ancillary Agreement, will upon such delivery be, duly executed and delivered by Buyer and constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
5.3    Governmental Authorities; Consents.
(a)    Except for the applicable requirements of the HSR Act (including the HSR Filing), neither the execution and delivery of this Agreement or any Buyer Ancillary Agreement, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof, will: (i) conflict with or result in a breach by Buyer of any provisions of the Charter Documents of Buyer; (ii) contravene, conflict with or result in a violation of, or constitute a failure to comply with, any Law or Order applicable to Buyer or by which any properties or assets owned or used by Buyer is bound or affected; except, in the case of clause (ii) of this Section 5.3(a), as would not materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.
(b)    Other than the applicable requirements of the HSR Act (including the HSR Filing), no consent, approval, authorization or permit of, or filing with or notification to, any Person is required to be obtained or made by Buyer in connection with: (i) the execution, delivery and performance by Buyer of this Agreement or any Buyer Ancillary Agreement in connection herewith; or (ii) the compliance by Buyer with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.
5.4    Brokerage. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Buyer, to receive any commission, brokerage,

finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.
5.5    Investment Intent; Restricted Securities. Buyer is acquiring the Shares solely for Buyer’s own account, for investment purposes only, and not with a view to, or with any present intention of, reselling or otherwise distributing the Shares or dividing its participation herein with others. Buyer has sufficient experience in business, financial and investment matters to be able to evaluate the purchase of the Shares and to make an informed investment decision with respect to such purchase. Buyer is an “accredited investor” within the meaning of Rule 501 promulgated under the 1933 Act. Buyer has had such opportunity as it has deemed adequate to obtain from the management of the Company such information about the business of the Company as is necessary to permit Buyer to evaluate the merits and risks of investment in the Company. Buyer understands and acknowledges that: (a) none of the Shares have been registered or qualified under the 1933 Act, or under any securities Laws of any state of the United States or other jurisdiction, in reliance upon specific exemptions thereunder for transactions not involving any public offering; (b) all of the Shares constitute “restricted securities” as defined in Rule 144 under the 1933 Act; (c) none of the Shares are traded or tradable on any securities exchange or over-the-counter; and (d) none of the Shares may be sold, transferred or otherwise disposed of unless a registration statement under the 1933 Act with respect to such Shares and qualification in accordance with any applicable state securities Laws becomes effective or unless such registration and qualification is inapplicable, or an exemption therefrom is available. Buyer will refrain from transferring or otherwise disposing of any of the Shares acquired hereunder or any interest therein in any manner that may cause Seller to be in violation of the 1933 Act or any applicable state securities Laws.
5.6    Financing. Buyer has and will continue to have readily available funds sufficient to consummate the transactions contemplated by this Agreement and each Buyer Ancillary Agreement.
5.7    Solvency. After giving effect to the transactions contemplated by this Agreement, Buyer and the Company: (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its liabilities and that the present saleable value of its assets will not be less than the amount required to pay its probable liabilities as they become absolute and matured), (b) will have adequate capital with which to engage in its business, and (c) will not have incurred and will not plan to incur liabilities beyond its ability to pay as they become absolute and matured.
5.8    Due Diligence Investigation. Buyer has had an opportunity to discuss the business, management, operations and finances of the Company with its officers, directors, employees, agents, representatives and Affiliates, and has had an opportunity to inspect the facilities of the Company. Buyer has conducted its own independent investigation of the Company. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Buyer has relied solely upon the representations and warranties of Seller set forth in Article 3 of this Agreement and in the Seller Ancillary Agreements and of the Company and Seller set forth in Article 4 of this Agreement and in the Company Ancillary Agreements (and acknowledges that such representations and warranties are the only representations and warranties made by Seller and the Company, as the case may be) and has not relied upon any other information provided by, for or on behalf of Seller or the Company, or their respective agents or representatives, to Buyer in connection with the transactions contemplated by this Agreement. Buyer has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of the Company. Buyer acknowledges that no current or former stockholder, director, officer, employee, affiliate or advisor of the Company has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied, except as set forth in Articles 3 and 4.
ARTICLE 6
Conditions Precedent
6.1    Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the closing of the transactions contemplated in this Agreement is subject to the satisfaction or waiver, at or before the Closing, of the following conditions set forth in this Section 6.1:
(a)    any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;
(b)    there shall be no Proceeding pending or threatened by which it is sought to restrain, delay, prohibit, invalidate, set aside or impose any conditions upon the Closing, in whole or in part, and no Order with respect thereto shall be in effect;
(c)    (i) the representations and warranties of Seller contained in Article 3 and of the Company and Seller in Article 4, in each case, that are qualified by materiality shall be true and correct in all respects and each of the representations and warranties of Seller contained in Article 3 and of the Company and Seller in Article 4, in each case, that are not so qualified shall be true and correct in all material respects (other than the representations and warranties contained in Sections 3.1 Authority; Organization and Good Standing, 3.2 Ownership of Shares, 3.3 Execution and Delivery; Enforceability; 4.1 Organization and Good Standing; Authority; Enforceability, 4.2 Capital Stock of the Company, 4.3 Other Ventures and 4.15 Brokerage, which representations and warranties shall be true and correct in all respects), in each case, as if such representations or warranties were made as of the date of this Agreement and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be so true and correct or so true and correct in all material respects, as the case may be, as of such date or as of the date of this Agreement, respectively); (ii) Seller and the Company shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed by Seller or the Company prior to the Closing; (iii) since the date of this Agreement, there shall not have been any change, event or condition of any character that, individually or in the aggregate, had or would have reasonably been expected to have a Material Adverse Effect, and (iv) Buyer shall have received a certificate from an officer of Seller stating that each of the conditions specified above in clauses (i), (ii) and (iii) is satisfied;
(d)    Buyer shall have received the following:

(i)    all certificates for the Shares, duly endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and transfer;
(ii)    the written resignation, effective as of the Closing, of the directors and non-employee officers of the Company set forth on Schedule 6.1(d)(ii);
(iii)    payoff letters in a commercially reasonable form with respect to the Repaid Closing Indebtedness, which letters provide for the release of all Liens relating to the Repaid Closing Indebtedness following satisfaction of the terms contained in such payoff letters;
(iv)    letters from Seller’s senior lenders releasing the Company from any obligations the Company has under Seller’s credit facilities, and providing for the release of any Liens against the Company related to Seller’s credit facilities;
(v)    a certificate of good standing for the Company as of the most recent practicable date from the Secretary of State (or other appropriate official) where the Company is incorporated and each jurisdiction where the Company is qualified to do business as a foreign entity;
(vi)    the certificate described in Section 6.1(c)(iv);
(vii)    a duly executed counterpart to a transition services agreement substantially in the form attached hereto as Exhibit B (the “Transition Services Agreement”) from Seller;
(viii)    a copy of the articles of incorporation of the Company, certified by the Secretary of State (or other appropriate official) of the Commonwealth of Massachusetts, and a copy of the bylaws of the Company, certified by an officer of the Company;
(ix)    the original corporate record books and stock record books of the Company;
(x)    all of the consents listed on Schedule 6.1(d)(x);
(xi)    a non-foreign person affidavit that complies with the requirements of Section 1445 of the Code, executed by Seller;
(xii)    assignments of the Seller Leased Real Property listed on Schedule 6.1(d)(xii) to and in favor of the Company, along with any consents of landlords related thereto and including confirmation of the material terms of each such Seller Leased Real Property;
(xiii)    duly executed counterparts to shared location or similar agreements with respect to the Seller Leased Real Property listed on Schedule 6.1(d)(xiii)

reflecting the terms set forth on Exhibit C hereto, in each case from Seller, along with any consents or landlords related thereto;
(xiv)    a duly executed counterpart to a non-competition, non-solicitation and confidentiality agreement substantially in the form attached hereto as Exhibit D from Seller;
(xv)    a duly executed counterpart to a supply agreement reflecting the terms set forth on Exhibit E from Seller;
(xvi)    evidence that the employment agreement more fully described on Schedule 6.1(d)(xvi) has been assigned to Seller; and
(xvii)    evidence that the leases or similar agreements entered into by the Company or Seller (or an Affiliate of Seller) with respect to the leased personal property described on the attachment to Schedule 4.13(i) have been assigned to the Company with no increase in obligations thereunder (and which leases, as so assigned, will not, in any event, require any balloon or similar payments by Buyer or the Company upon termination thereof), or, if, with respect to any such lease or agreement, such assignment cannot be obtained, binding arrangements to provide the Company with the use of the same type of property provided pursuant to such lease or agreement on terms (including with respect to term and cost) as is provided under such lease or agreement (and which arrangements will not, in any event, require any balloon or similar payments by Buyer or the Company upon termination thereof).
Any agreement or document to be delivered to Buyer pursuant to this Section 6.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Buyer.
6.2    Conditions to Seller’s Obligation. The obligations of Seller to consummate the closing of the transactions contemplated in this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions set forth in this Section 6.2:
(a)    any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;
(b)    there shall be no Proceeding pending or threatened before any Governmental Authority by which it is sought to restrain, delay, prohibit, invalidate, set aside or impose any conditions upon the Closing, in whole or in part, and no Order with respect thereto shall be in effect;
(c)    (i) the representations and warranties of Buyer contained in Article 5 that are qualified by materiality shall be true and correct in all respects and the representations and warranties of Buyer contained in Article 5 that are not so qualified shall be true and correct in all material respects (other than the representations and warranties contained in Sections 5.1 Organization; Authority, and 5.2 Execution and Delivery; Enforceability, which representations and warranties shall be true and correct in all respects), in each case, as if such representations and warranties were made as of the date of this Agreement and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be so true and correct or so true and correct in all material respects, as the case may be, as of such date or as of the date of this Agreement, respectively); (ii) Buyer shall have performed or caused to have been performed in all material respects all of the covenants and agreements required by this Agreement to be performed by Buyer prior to the Closing; and (iii) Seller shall have received a certificate stating that each of the conditions specified above in clauses (i) and (ii) is satisfied;
(d)    Buyer shall have delivered to the Seller’s Account the Estimated Purchase Price in accordance with Section 2.3;
(e)    Buyer shall have satisfied the Repaid Closing Indebtedness in accordance with Section 2.3; and
(f)    Seller shall have received the following:
(i)    a certificate of good standing as of the most recent practicable date from the Secretary of State where Buyer is incorporated;
(ii)    the certificate described in Section 6.2(c)(iii);
(iii)    a copy of an amendment to the articles of incorporation of the Company changing the corporate name of the Company to one not including the words “Invacare,” “ISG” or any variant thereof to be duly filed with the Secretary of State of the Commonwealth of Massachusetts in connection with the Closing on the Closing Date; and
(iv)    a duly executed counterpart to the Transition Services Agreement from the Company.
Any agreement or document to be delivered to Seller pursuant to this Section 6.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Seller.
ARTICLE 7
The Closing
The consummation of the transactions contemplated herein (the “Closing”) will take place on the date that is no later than the second (2nd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article 6 hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) and shall take place remotely via the exchange of signatures and documents or in such other manner as to which Buyer and Seller may agree in writing; provided, however, that the Closing shall not occur earlier than January 25, 2013. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The transfers and deliveries described in Article 6 shall be mutually interdependent and shall be regarded as occurring simultaneously, and, any other provision of this Agreement notwithstanding, no such transfer or delivery shall become effective or shall be deemed to have occurred until all of the other transfers and deliveries provided for in Article 6 shall also have occurred or been waived in writing by the party entitled to waive the same. For purposes of allocation of expenses, adjustments, tax and other financial effects of the transactions contemplated hereby, the Closing shall be deemed to have occurred at 11:59 p.m. Eastern Standard Time on the Closing Date. For all other purposes, including passage of title and risk of loss, the effective time shall be at the Closing.
ARTICLE 8
Additional Covenants and Agreements
8.1    Pre-Closing Covenants and Agreements.
(a)    Conduct of Business. During the period between the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with Section 8.1(d) or the Closing Date (the “Pre-Closing Period”), except as otherwise expressly provided for in this Agreement or as set forth on Schedule 8.1(a), or except to the extent Buyer otherwise consents in writing, Seller shall cause (i) the Company to be operated in the Ordinary Course of Business, (ii) the Company’s present business organizations to remain intact, (iii) the Company to use commercially reasonable efforts to (x) keep available the services of the present officers and employees of the Company and (y) preserve the present relationships and good will with suppliers, customers, landlords, creditors, agents and other persons having business dealings with the Company, (iv) the Company’s books and records to be maintained in accordance with its historical practices and (v) the Company to maintain all Permits reasonably necessary for the conduct of the Company’s business. Without limiting the generality of the foregoing, except as contemplated by this Agreement, during the Pre-Closing Period, without the prior written consent of Buyer, the Company shall not take, or agree (whether in writing or otherwise) to take, any action that would require disclosure under Section 4.6 or result in a breach of the representations and warranties in Section 4.6 hereof.
(b)    Access. During the Pre-Closing Period, Buyer and its representatives (including any financing sources and their respective representatives) shall (i) continue to have reasonable access during normal business hours to the personnel, facilities, counsel, accountants, consultants, representatives and books and records (consistent with applicable privacy Laws and subject to the Confidentiality Agreement) of the Company to conduct such necessary inspections as Buyer may reasonably request; provided, however, that such access shall not permit any representatives of Buyer to conduct any environmental testing or sampling without the prior written consent of Seller, and (ii) be furnished such additional financial, operating and other data and information as Buyer may reasonably request and shall be kept generally informed as to all material matters involving the operations and business of the Company. Any inspection pursuant to this Section 8.1(b) will be conducted in such a manner so as not to interfere unreasonably with the conduct of the business of the Company, and in no event will any provision hereof be interpreted to require the Company to permit any inspection, or to disclose any information that the Company determines in good faith may violate any Law, any of its obligations with respect to confidentiality, or that would result in the loss of an attorney-client or other privilege. Seller acknowledges that

Buyer and its representatives will require contact with the employees, and may require contact with landlords, customers or suppliers of the Company or other third parties, including for purposes of planning Buyer’s integration of the Company’s business into Buyer’s business. Accordingly, Buyer and its representatives will be afforded access to the premises and employees of the Company during normal business hours to facilitate such integration, arranging such access with the Company. Additionally, contacts with landlords, customers or suppliers of the Company or other third parties with whom Buyer does not currently have a relationship will be arranged by the Company upon the request of Buyer, such contacts not to be unreasonably conditioned or delayed, provided, that, the Company shall be entitled to have its representatives participate in any or all such contacts where Buyer does not currently have a relationship.
(c)    Satisfaction of Closing Conditions; HSR.
(i)    During the Pre-Closing Period and subject to the terms and conditions of this Agreement, the Company and Buyer will use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary under the terms of this Agreement or under applicable Laws to cause the satisfaction of the conditions set forth in Article 6 and to consummate the transactions contemplated by this Agreement, including using their respective commercially reasonable efforts to provide all notices to, and to obtain all authorizations, consents, Permits, waivers or other approvals of, all Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and the parties shall cooperate with each other with respect to each of the foregoing. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (which for purposes of this sentence shall include the Company after the Closing) shall be required to pay any amounts in connection with obtaining any such authorizations, consents, Permits, waivers or other approvals.
(ii)    Buyer and the Company agree to file a Notification and Report Form and documentary materials in respect of the transactions contemplated by this Agreement with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as soon as practicable, and in any event within five (5) Business Days after the date hereof (the “HSR Filing”). All filing fees payable with respect to such filing shall be paid by Buyer. Buyer and the Company agree to promptly file any other report required by any other Governmental Authority relating to antitrust matters, and to promptly make any filings or submissions required under any applicable foreign antitrust or trade regulation Law. Buyer and the Company shall request early termination of the applicable waiting period under the HSR Act or any other applicable foreign antitrust or trade regulation Law. The Company and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under any other applicable antitrust regulation. Each of the Company and Buyer shall promptly inform the other party of any material communication received by such party from any Governmental Authority in respect of the HSR Filing or any foreign antitrust or competition filing. Each of the Company and Buyer shall (a) use its respective commercially reasonable efforts to comply as expeditiously as possible with all requests of any Governmental Authority for additional information and documents, including information or documents requested under the HSR Act or other applicable antitrust regulation; (b) not (i) extend any waiting period under the HSR Act or any applicable antitrust regulation or (ii) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior consent of the other parties; and (c) cooperate with the other and use commercially reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement; provided, that no party shall be required to commence or defend any litigation. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (which for purposes of this sentence includes the Company) shall be required, in connection with the matters covered in this Section 8.1(c), to hold separate (including by trust or otherwise) or sell, divest or dispose of such assets or businesses of itself or the Company (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of the Company) as may be required in order to avoid the entry of, or to effect the dissolution of, any Order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated hereby.
(d)    Termination. This Agreement may be terminated:
(i)    by mutual written consent of Buyer and Seller at any time prior to the Closing;
(ii)    by Buyer or Seller, upon notice to the other party, if a Governmental Authority of competent jurisdiction has issued an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall not be available to any party whose breach of any provision of this Agreement results in or causes such Order or who is not in compliance with its obligations under Section 8.1(c)(i);
(iii)    by (i) Buyer if it is not then in material breach of its obligations under this Agreement and if (x) any of the representations and warranties of Seller or the Company in this Agreement are or become untrue or inaccurate such that the condition set forth in Section 6.1(c)(i) would not be satisfied or (y) there has been a breach on the part of Seller or the Company of any of their covenants or obligations in this Agreement such that the condition set forth in Section 6.1(c)(ii) would not be satisfied and, in either case, such breach or inaccuracy is not waived or cured within ten (10) days after being notified of the same or is incapable of being cured; or (ii) Seller if neither the Company nor Seller are then in material breach of their respective obligations under this Agreement and if (x) any of the representations and warranties of Buyer in this Agreement are or become untrue or inaccurate such that the condition set forth in Section 6.2(c)(i) would not be satisfied or (y) there has been a breach on the part of Buyer of any of its covenants or obligations in this Agreement such that the condition set forth in Section 6.2(c)(ii) would not be satisfied and, in either case, such breach or inaccuracy is not waived or cured within ten (10) days after being notified of the same or is incapable of being cured;
(iv)    by (i) Buyer if any of the conditions in Section 6.1 has not been satisfied as of March 1, 2013 or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition; or (ii) Seller if any of the conditions in Section 6.2 has not been satisfied as of March 1, 2013 or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller or the Company to comply with their respective obligations under this Agreement) and Seller has not waived such condition; or
(v)    by Buyer or Seller, if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before March 1, 2013.
Each party’s right of termination hereunder is in addition to any other rights it may have under this Agreement or otherwise and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to this Section 8.1(d), then all provisions of this Agreement shall thereupon become void without any liability on the part of any party hereto to any other party hereto except that (x) this Section 8.1(d) and Sections 8.2(b), 8.2(d) and Article 12 shall survive any such termination and (y) nothing herein shall relieve any party from any liability for any breach hereof occurring prior to such termination.
(e)    Notice of Events; Updating of Disclosure Schedules. From time to time prior to the Closing, the Company shall provide Buyer with prompt notice of (i) by way of a supplement or amendment to the Disclosure Schedules with respect to such matter hereafter arising or discovered after the delivery of the Disclosure Schedules pursuant to this Agreement, the occurrence, or failure to occur, of any event the occurrence or failure to occur of which would be likely to cause any of its or Seller’s representations or warranties contained in this Agreement to be untrue or inaccurate, (ii) any failure on its or Seller’s part to comply with or satisfy any covenant or agreement to be complied with or satisfied by it or Seller hereunder, and (iii) the occurrence of any event that may make the satisfaction of the conditions in Article 6 impossible or unlikely; provided, that no such notice shall have any effect on the satisfaction of the condition to closing set forth in Section 6.1(c) or the remedies available to Buyer hereunder.
(f)    Pre-Closing Publicity. During the Pre-Closing Period, any public disclosures or announcements relating to this Agreement or the transactions contemplated hereby will be made only as may be agreed upon in writing by Seller and Buyer, except as may be required by Law or by any Governmental Authority or the rules of any stock exchange or trading system. For the avoidance of doubt, in connection with any disclosure or announcement required by Law or by any Governmental Authority or the rules of any stock exchange or trading system, Seller may disclose the financial and other material terms of the transactions contemplated by this Agreement, including the Purchase Price and the effect the transaction will have on the earnings of Seller as a whole, if such disclosure is within the conventions of disclosures made by publicly-traded companies for transactions similar (on a relative basis) to the transactions contemplated hereby.
(g)    Releases of Guarantees and Letters of Credit.
(i)    At or prior to the Closing, Buyer shall cause (x) to be unconditionally released, extinguished, replaced, assumed or cash-collateralized, in full the guarantees or sureties (whether or not of Indebtedness) set forth on Schedule 2.3(c)(ii), together with any ancillary obligations thereto, issued by Seller or any of its Affiliates (other than the Company) on behalf of the Company, without further recourse to Seller or its applicable Affiliate, and (y) Seller and its Affiliates (other than the Company) to be unconditionally released in full from any liability or obligation in respect of any letter of credit issued for the account of or in connection with any liability or obligation of the Company, without further recourse to Seller or its applicable Affiliate. Buyer and the Company shall, on a joint and several basis, indemnify and hold harmless Seller and its Affiliates from and against any Losses suffered or incurred by them in connection with any of the foregoing guarantees, sureties, liabilities or obligations.
(ii)    At or prior to the Closing, Seller shall or shall cause (x) to be unconditionally released, extinguished, replaced, assumed or cash-collateralized, in full all guarantees or sureties (whether or not of Indebtedness) other than those arising by operation of Law with respect to Taxes, together with any ancillary obligations thereto, issued by the Company on behalf of Seller or any of its Affiliates, without further recourse to the Company, and (y) the Company to be unconditionally released in full from any liability or obligation in respect of any letter of credit issued for the account of Seller or any of its Affiliates (other than letters of credit issued for the account of the Company or in connection with any liability or obligation of the Company), without further recourse to the Company. Seller and its Affiliates shall, on a joint and several basis, indemnify and hold harmless Buyer and its Affiliates from and against any Losses suffered or incurred by them in connection with any of the foregoing guarantees, sureties, liabilities or obligations
(h)    Settlement of Intercompany Payables. Prior to the Closing, all amounts owed by the Company to any of its Affiliates or to the Company by any of its Affiliates, including, in each case, Seller, shall be settled such that the Company has no further liability with respect thereto or any adverse Tax consequence with respect thereto.
(i)    Consent Decrees or Orders. Prior to the Closing or the earlier termination of this Agreement, Seller and the Company shall not enter into any consent decree or other Order with any Governmental Authority that binds, restricts or otherwise adversely affects the Company or the Company’s business or assets (other than to the extent any such decree or Order affects Seller’s ability to sell certain products to the Company). Seller shall not enter into any consent decree or other Order with any Governmental Authority after the Closing with respect to the publicly announced and currently pending Food and Drug Administration investigation that would have the effects described in the immediately preceding sentence.
8.2    Miscellaneous Covenants.
(a)    Post-Closing Publicity. Following the Closing, no party shall issue any press releases or public announcements setting forth the specific terms of this Agreement or the transactions contemplated herein without the prior approval of Buyer or Seller, as the case may be, which approval shall not be unreasonably withheld, except as may be required by Law or by any Governmental Authority or the rules of any stock exchange or trading system or as may be reasonably necessary to enforce any rights under this Agreement; provided, that Buyer may issue a “tombstone” or similar advertisement without obtaining such prior consent. Each party shall be entitled to disclose or comment to any Person that a transaction has been consummated. In addition, nothing herein shall preclude communications or disclosures reasonably necessary to implement the provisions of this Agreement, and Buyer, Seller and their respective Affiliates may make such disclosures as they may reasonably consider necessary in order to satisfy their legal or contractual obligations to their lenders, shareholders or investors, without the prior written consent of Seller or Buyer, as the case may be.
(b)    Expenses. Buyer shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Buyer or its representatives or are otherwise expressly allocated to Buyer hereunder, and Seller or the Company (with the Company only being obligated for payment of any expenses of Seller and the Company if such payment is made prior to the Closing or such expenses are accrued on the Final Adjustment Statement) shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Seller or the Company or their respective representatives or are otherwise expressly allocated to Seller hereunder.
(c)    No Assignments. No assignment or transfer of all or any part of this Agreement or any right or obligation hereunder may be made by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment or transfer without such consent shall be void and of no force or effect; provided, that (a) Buyer may assign any of its rights or delegate any of its duties under this Agreement to any Affiliate of Buyer, provided, further, that no such assignment shall relieve Buyer of its obligations hereunder; (b) Buyer may assign its rights, but not its obligations, under this Agreement to any of its financing sources; and (c) Buyer or (after the Closing) the Company may assign its rights or delegate any of its duties to any purchaser of all or substantially all of the assets or business of Buyer or the Company; provided, further, that no such assignment shall relieve Buyer or the Company of its obligations hereunder.
(d)    Confidentiality Agreement. Notwithstanding the execution of this Agreement, the parties acknowledge that the confidentiality agreement relating to confidential information of the Company executed by Buyer and Seller, dated September 4, 2012 (the

“Confidentiality Agreement”), remains in full force and effect pursuant to the terms thereof, except to the extent reasonably necessary for Buyer to enforce any of its rights under this Agreement, but shall terminate at the Closing.
(e)    Access. Subject to any retention requirements relating to the preservation of Tax records, Seller and Buyer shall (and Buyer shall cause the Company to), for a period of five (5) years after the Closing Date, during normal business hours and upon reasonable advance notice, provide the other party and its designees and representatives with such access to the books and records relating to the Company as may be reasonably requested by Seller or Buyer (including with respect to any capital markets transaction contemplated by Buyer or its Affiliates), who shall be entitled, at its expense, to make extracts and copies of such books and records. Each of Buyer and Seller agrees that it shall not, during such five (5) year period, destroy or cause or permit to be destroyed any such books or records without first obtaining the consent of the other party (or providing to the other party notice of such intent and a reasonable opportunity to copy such books or records, at the other party’s expense, at least thirty (30) days prior to such destruction).
(f)    Continuation of Indemnification. For a period of six (6) years following the Closing, Buyer agrees to cause the Company to indemnify and hold harmless each of the present and former directors and officers of the Company, in their capacities as such, from and against all damages, costs and expenses actually incurred or suffered in connection with any threatened or pending action, suit or proceeding at Law or in equity by any Person or any arbitration or administrative or other proceeding relating to the business of the Company or the status of such individual as a director or officer prior to the Closing, to the fullest extent permitted by the Charter Documents of the Company as they exist on the date of this Agreement. At or prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company's officers and directors in a form reasonably acceptable to Buyer that shall provide such directors and officers with coverage and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company or, in lieu of the foregoing, Seller may obtain such other insurance product that has a comparable effect. Following the Closing, Buyer shall cause the Company to maintain such policy in full force and effect and continue to honor the obligations thereunder. This Section is intended to benefit each director and officer who has held such capacity on or prior to the Closing Date and is now or at any time during the six (6) year period following the Closing Date entitled to indemnification or advancement of expenses pursuant to any provisions contained in the Charter Documents as of the date hereof.
(g)    Further Assurances. From time to time after the Closing, at the request of any party hereto, each other party hereto shall execute and deliver any further instruments and take such other action as such party may reasonably request to carry out the transactions contemplated hereby.
(h)    Invacare Name. From and after the Closing, Buyer shall cause the Company not to utilize the names or marks “Invacare,” “ISG,” or any variant thereof, whether on signage, letterhead or otherwise, except in compliance with the Transition Services Agreement.

8.3    Acknowledgment. Except as otherwise expressly set forth in Article 3 or Article 4 (as modified by the Disclosure Schedules) hereof or in any Seller Ancillary Agreement or Company Ancillary Agreement, Seller and the Company expressly disclaim any representations or warranties of any kind or nature, express or implied, as to the Shares or the condition, value or quality of the Company or the Company's assets, and Seller and the Company specifically disclaim any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company's assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Buyer shall rely on its own examination and investigation thereof and the representations and warranties of Seller in Article 3 and any Seller Ancillary Agreement and of the Company in Article 4 and any Company Ancillary Agreement. Except for the representations and warranties contained in Article 3 and Article 4 (as modified by the Disclosure Schedules) hereof or in any Seller Ancillary Agreement or Company Ancillary Agreement, Seller and the Company hereby disclaim all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or representatives (including, without limitation, those regarding cost estimates, projections or other predictions, and information in any memorandum or offering materials or presentations, that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).
8.4    No Shop. Seller and the Company shall not, and shall not permit any of their respective Affiliates, directors, officers, employees, representatives or agents of the Company (collectively, the “Representatives”) to, directly or indirectly, (i) negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any capital stock or other ownership interest in the Company, other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Seller shall notify Buyer orally and in writing promptly (but in no event later than 24 hours) after receipt by Seller or any of the Representatives of any proposal or offer from any Person other than Buyer to effect an Acquisition Transaction or any request for non-public information relating to the Company by any Person other than Buyer. Seller and the Company shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Transaction. Seller and the Company shall not release any third party from the confidentiality provisions of any agreement to which Seller or the Company is a party.

8.5    Company Engagements; Privileged Information.
(a)    Calfee, Halter & Griswold LLP (“Calfee”) has acted as counsel for Seller and the Company (collectively, the “Calfee Clients”) in connection with this Agreement (the “Sale Engagement”) and in that connection Calfee has not acted as counsel for any other Person, including Buyer. Upon the Closing, only the Calfee Clients shall be considered clients of Calfee in the Sale Engagement. All communications between the Calfee Clients and Calfee in the course of the Sale Engagement shall be deemed to be attorney-client confidences that belong solely to Seller and not the Company. Accordingly, neither the Company nor Buyer shall have access to any such communications, or to the files of Calfee relating to the Sale Engagement. Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and Calfee shall be the sole holders of the attorney-client privilege with respect to the Sale Engagement, and neither the Company nor Buyer shall be a holder thereof, (ii) to the extent that files of Calfee in respect of the Sale Engagement constitute property of a Calfee Client, only Seller shall hold such property rights, and (iii) Calfee shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or Buyer by reason of any attorney-client relationship between Calfee and the Company or otherwise.
(b)    Without the need for any consent or waiver by the Company or Buyer, Calfee shall be permitted to represent Seller after the Closing in connection with any matter, including anything related to the transactions contemplated herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Calfee shall be permitted to represent Seller, any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including litigation, arbitration or other adversary proceeding) with Buyer, the Company or any of their agents under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement.
(c)    Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Calfee, unless Calfee is specifically engaged in writing the Company, to represent the Company after Closing and either such engagement involves no conflict of interest with respect to Seller, or Seller consents in writing at the time to such engagement. Any such representation of the Company by Calfee after Closing shall not affect the foregoing provisions of this Section 8.5. For example, and not by way of limitation, even if Calfee is representing the Company after Closing, Calfee shall be permitted simultaneously to represent Seller in any matter, including any disagreement or dispute relating thereto. Furthermore, Calfee shall be permitted to withdraw from the representation of the Company in order to be able to represent or continue so representing Seller, even if such withdrawal causes the Company or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.
8.6    Release. Effective as of the Closing, Seller by and on behalf of itself, and on behalf of its successors, assigns and Affiliates, voluntarily, knowingly and irrevocably releases and forever discharges the Company and its officers, directors, managers and employees from any and all actions, agreements, amounts, claims, damages, expenses, liabilities and obligations of every kind, nature or description, known or unknown, arising or existing prior to the Closing, except for any rights of Seller under this Agreement or any Company Ancillary Agreement or Seller Ancillary Agreement.
ARTICLE 9
Indemnification
9.1    Indemnification of Buyer. From and after the Closing and subject to the limitations contained herein, Seller shall indemnify, defend, hold harmless, pay and reimburse Buyer and its officers, directors, employees, stockholders, Affiliates, successors and assigns (collectively, the “Buyer Indemnitees”), from and against any Losses based upon, arising out of or caused by (a) any inaccuracy in or breach of any of the representations and warranties made by Seller or the Company herein (the amount of Losses calculated in each case without regard to any qualification with respect to materiality, material adverse effect or similar qualification); (b) any breach or nonperformance of any of the covenants made by Seller or the Company herein; (c) any Indebtedness or Bonus Amounts not fully paid on the Closing Date or, with respect to Indebtedness, not included in the computation of Purchase Price; (d) (1) all Taxes of the Company for any Pre-Closing Tax Period or Pre-Closing Straddle Period and any Losses resulting from the nonpayment thereof; (2) all Taxes of any member of an affiliated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law and any Losses resulting from the nonpayment thereof; or (3) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date; and (e) the items set forth on Schedule 9.1.
Buyer’s right to indemnification under this Section 9.1 is not adversely affected by whether or not the possibility of any Loss was disclosed to Seller on the date of this Agreement or whether or not Seller could have reasonably foreseen the possibility of the Buyer Indemnitees incurring such Loss. The representations and warranties of Seller and the Company shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer (including by any of Buyer’s representatives) or by reason of the fact that Buyer or any of its representatives knew or should have known that any such representation or warranty is or might be inaccurate.
9.2    Indemnification of Seller. From and after the Closing and subject to the limitations contained herein, Buyer shall indemnify, defend, hold harmless, pay and reimburse Seller and its officers, directors, employees, stockholders, Affiliates, successors and assigns (collectively, the “Seller Indemnitees”), from and against any Losses based upon, arising out of or caused by any inaccuracy in or breach of any of the representations and warranties, or breach or nonperformance of any of the covenants, made by Buyer herein. Buyer does not make and shall not be deemed to have made, nor is Seller relying upon, any representation, warranty, covenant or obligation, other than those representations, warranties, covenants and obligations that are expressly set forth in this Agreement or any Buyer Ancillary Agreement.

9.3    Limitations on Indemnification. Notwithstanding any other provision of this Agreement, the indemnification obligations provided for in this Agreement shall be subject to the limitations and conditions set forth in this Section 9.3.
(a)    Any claim by a Buyer Indemnitee for indemnification pursuant to Section 9.1(a) shall be required to be made by delivering notice to Seller no later than the twelve (12) month anniversary of the Closing Date, except (i) any claim for indemnification based upon, arising out of or caused by any inaccuracy in or breach of any representation or warranty in Section 3.1 Authority; Organization and Good Standing, Section 3.2 Ownership of Shares, Section 3.3 Execution and Delivery; Enforceability, Section 4.1 Organization and Good Standing; Authority; Enforceability, Section 4.2 Capital Stock of the Company, Section 4.3 Other Ventures, the first sentences of each of Sections 4.11(e) Title to Personal Properties and Section 4.12(c) Title to Intellectual Properties or Section 4.15 Brokerage (collectively, the “Fundamental Representations”) may be made no later than the seven (7) year anniversary of the Closing Date; and (ii) any claim for indemnification based upon, arising out of or caused by any inaccuracy in or breach of any representation or warranty in Section 4.7 Taxes may be made no later than the date that is thirty (30) days after the expiration of the applicable statute of limitations, as extended; (iii) any claim for a breach of any covenant in Section 8.1 Pre-Closing Covenants and Agreements shall be required to be made by delivering notice to Seller no later than the twelve (12) month anniversary of the Closing Date; and (iv) all covenants and agreements that contemplate performance thereof following the Closing Date will survive the Closing Date in accordance with their respective terms. Any claim pending on any of the foregoing expiration dates for which a notice of claim has been given on or before such expiration date may continue to be asserted until finally resolved.
(b)    Except for claims for indemnification with respect to any inaccuracy in or breach of any Fundamental Representation or any representation or warranty contained in Section 4.7 Taxes, (i) the Buyer Indemnitees shall not be entitled to indemnification for any Losses arising under Section 9.1(a) until the aggregate amount of all of the Buyer Indemnitees’ claims for indemnification exceeds the Indemnification Threshold and thereafter the Buyer Indemnitees shall be entitled to indemnification for all of the Buyer Indemnitees’ claims for indemnification without regard to the Indemnification Threshold, and (ii) no Buyer Indemnitee may make a claim for any Losses arising under Section 9.1(a) other than such Losses in excess of Fifteen Thousand Dollars ($15,000) which result from a single claim or series of related claims that arise out of the same facts, events or circumstances, provided that all Losses, regardless of amount, shall be included in calculating the aggregate amount of Losses for purposes of determining whether the Indemnification Threshold has been exceeded.
(c)    Except for claims for indemnification with respect to any inaccuracy in or breach of any Fundamental Representation or any representation or warranty contained in Section 4.7 Taxes, the maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under Section 9.1(a) shall be the Indemnification Cap. The maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under this Agreement for inaccuracy in or breach of the Fundamental Representations or any representation or warranty contained in Section 4.7 Taxes shall be the Purchase Price.

(d)    The Buyer Indemnitees shall not be entitled to indemnification under this Agreement if, and to the extent that, the Losses are reflected on the Final Adjustment Statement and the Buyer Indemnitees have been compensated therefor.
(e)    The Buyer Indemnitees and the Seller Indemnitees shall, to the extent required by Law, take all commercially reasonable steps to mitigate any Loss subject to Section 9.1 or Section 9.2, as the case may be, upon becoming aware of any event which would reasonably be expected to, or does give rise thereto.
(f)    The Buyer Indemnitees and the Seller Indemnitees shall use commercially reasonable efforts to pursue viable claims under available insurance policies to recover, reduce, mitigate or offset any Loss indemnifiable pursuant to Section 9.1 or Section 9.2, as the case may be; provided, however, that (i) this sentence shall not require any party hereto to initiate or pursue litigation in respect of such Loss or to pursue insurance policies prior to seeking indemnification under this Article 9, and (ii) the Buyer Indemnitees shall only be required to pursue available insurance policies purchased by the Company prior to the Closing Date.
9.4    Procedures Relating to Indemnification.
(a)    Third-Party Claims. In order for a party (the “indemnitee”) to be entitled to any indemnification provided for under this Agreement with respect to, arising out of, or involving a claim or demand made by any Person against the indemnitee (a “Third-Party Claim”), such indemnitee must notify the party from whom indemnification hereunder is sought (the “indemnitor”) in writing of the Third-Party Claim no later than thirty (30) days after such claim or demand is first asserted. Such notice shall state in reasonable detail the amount or estimated amount of such claim, and shall identify the specific basis (or bases) for such claim, including the representations, warranties, covenants or obligations in this Agreement alleged to have been breached. Failure to give such notification shall not affect the indemnification provided hereunder, except and only to the extent the indemnitor shall have been materially prejudiced as a result of such failure. Thereafter, the indemnitee shall deliver to the indemnitor, without undue delay, copies of all notices and documents (including court papers received by the indemnitee) relating to the Third-Party Claim so long as any such disclosure could not reasonably be expected to have an adverse effect on the attorney-client or any other privilege that may be available to the indemnitee in connection therewith.
The indemnitor has the right to elect to assume and control the defense of a Third-Party Claim with counsel selected by the indemnitor by providing written notice thereof to the indemnitee within thirty (30) days of the receipt of notice of such Third-Party Claim from the indemnitee; provided, however, that (i) defense of such Third-Party Claim by the indemnitor does not, in the reasonable judgment of the indemnitee, have a material adverse effect on the indemnitee; (ii) the indemnitor expressly agrees in writing to be fully responsible for all Losses relating to such Third-Party Claim and (iii) such Third-Party Claim solely seeks (and continues to seek) monetary damages and not include criminal charges (the conditions set forth in clauses (i) and (ii) are, collectively, the “Litigation Conditions”). If the indemnitor assumes such defense, the indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnitor, it being understood that the indemnitor shall control such defense and that the indemnitor will not be liable for any legal expenses subsequently incurred by the indemnitee in connection with the defense of such Third-Party Claim; provided, however, that if (x) any of the Litigation Conditions ceases to be met or (y) the indemnitor fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the indemnitee may assume the defense of such Third-Party Claim, and the indemnitor will be liable for all expenses paid or incurred in connection with such defense (subject to the limitations in this Article 9). If the indemnitor does not assume the defense of any Third-Party Claim, the indemnitee may continue to defend such claim and the indemnitor may still participate in, but not control, the defense of such Third-Party Claim at the indemnitor’s sole cost and expense. If the indemnitor so assumes the defense of any Third-Party Claim, the indemnitee shall reasonably cooperate with the indemnitor in the defense or prosecution thereof. Such cooperation shall include, at the expense of the indemnitor, the retention and (upon the indemnitor’s request) the provision to the indemnitor of records and information which are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
The indemnitee (A) may settle, compromise or discharge in good faith any Third-Party Claim, the defense of which has not been assumed or is no longer being conducted by the indemnitor, without the indemnitor’s prior written consent; and (B) shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnitor may recommend and that satisfies the criteria set forth in the following sentence. The indemnitor shall not, without the written consent of the indemnitee, enter into any settlement, compromise or discharge or consent to the entry of any judgment that may be reasonably expected to have a material adverse effect on the business of indemnitee or that imposes any obligation or restriction upon the indemnitee (including with respect to any injunctive or equitable relief) or does not include as an unconditional term thereof the giving by each claimant or plaintiff to such indemnitee of a release from all liability with respect to such Third-Party Claim. The indemnitor may settle, compromise or discharge in good faith any Third-Party Claim, the defense of which has been assumed by it, without the indemnitee’s prior written consent so long as such settlement, compromise or discharge or consent to the entry of any judgment would not reasonably be expected to have a material adverse effect on the business of indemnitee or would not impose any obligation or restriction upon the indemnitee (including with respect to any injunctive or equitable relief) and includes as an unconditional term thereof the giving by each claimant or plaintiff to such indemnitee of a release from all liability with respect to such Third-Party Claim
(b)    Other Claims. In the event any indemnitee should have a claim against any indemnitor under this Agreement that does not involve a Third-Party Claim, the indemnitee shall deliver notice of such claim to the indemnitor promptly following discovery of any indemnifiable Loss, but in any event, in the case of the Buyer Indemnitees, not later than the last date set forth in Section 9.3(a) for making such claim. Failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnitor shall have been materially prejudiced as a result of such failure. Such notice shall state in reasonable detail the amount or an estimated amount of such claim, and shall specify the facts and circumstances which form the basis (or bases) for such claim, and shall further specify the representations, warranties or covenants alleged to have been breached. Upon receipt of any such notice, the indemnitor shall notify the indemnitee as to whether the indemnitor accepts liability for any Loss. If the indemnitor disputes its liability with respect to such claim, as provided above, the indemnitor and the indemnitee shall attempt to resolve such dispute in accordance with the terms and provisions of Section 12.4.
(c)    Tax Matters. The provisions of Section 9.4(a) and 9.4(b) shall not apply to Tax Matters, which shall be governed by Section 10.3.
9.5    Limitation of Remedies. Each party acknowledges and agrees that, should the Closing occur, the sole and exclusive remedy with respect to any and all claims relating to this Agreement or the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud or intentional misrepresentation) shall be pursuant to the indemnification provisions set forth in this Article 9. In furtherance of the foregoing, each of Buyer and Seller hereby waives on behalf of itself all other Persons who might claim by, through or under him, her or it, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or intentional misrepresentation) that any such other Person may have arising under or based upon any Law and that relates to the transactions contemplated herein or to any aspect of the business of the Company (except pursuant to the indemnification provisions set forth in this Article 9). Nothing in this Section 9.5 shall limit any Person’s right to seek and obtain any equitable relief to which any Person may be entitled.
9.6    Contribution and Waiver. Notwithstanding anything to the contrary contained herein, no Seller Indemnitee may seek indemnification or contribution from the Company for any breaches of or in respect of any other payments required to be made by Seller pursuant to this Agreement or the Seller Ancillary Agreements.
ARTICLE 10
Tax Matters
10.1    Apportionment of Taxes. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Company that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 10.1. The portion of such Tax attributable to the Pre-Closing Straddle Period will (a) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (b) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing

Straddle Period and the Post-Closing Straddle Period will be determined based on the foregoing and based on the manner in which the actual Tax liability for the entire Straddle Period is determined. In the case of a Tax that is (i) paid for the privilege of doing business during a period (a “Privilege Period”) and (ii) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” shall mean such accounting period and not such Privilege Period.
10.2    Tax Returns; Refunds.
(a)    Seller shall provide Buyer with drafts of pro forma Tax Returns relating solely to the Company (each, a “Pro Forma Tax Return”) that relate to any Pre-Closing Tax Period ending on or before the Closing Date for review and comment at least thirty (30) days prior to the due date for the filing of each Tax Return of Seller to which each such Pro Forma Tax Return relates, including extensions, or such shorter period as is necessary to allow for the timely filing of such Tax Return. Not later than fifteen (15) days after Seller has provided such Pro Forma Tax Return, or such shorter period as is necessary to allow for the timely filing of the Tax Return of Seller to which the Pro Forma Tax Return relates, Buyer shall notify Seller of the existence of any objection, specifying in reasonable detail the nature and basis of such objection that Buyer may have to any item set forth on such draft Pro Forma Tax Return. Buyer (on behalf of itself, and following the Closing, the Company) and Seller agree to consult and resolve in good faith any such objection. To the extent that Buyer and Seller are unable to resolve any such objection, the parties shall refer such objection to the Independent Accountants for resolution in accordance with the procedures set forth in Section 2.4(c). Except as otherwise required by Law, all Pro Forma Tax Returns of the Company that relate to any Pre-Closing Tax Period ending on or before the Closing Date shall be prepared consistent with past practices.
(b)    Buyer shall cause the Company to provide Seller with drafts of all Tax Returns of the Company that relate to any Straddle Period allocable or apportioned to Seller pursuant to Section 10.1 for review and comment at least thirty (30) days prior to the due date for the filing of each such Tax Return, including extensions, or such shorter period as is necessary to allow for the timely filing of such Tax Return. Not later than fifteen (15) days after the Company has provided such Tax Return, or such shorter period as is necessary to allow for the timely filing of such Tax Return, Seller shall notify the Company of the existence of any objection, specifying in reasonable detail the nature and basis of such objection that Seller may have to any item set forth on such draft Tax Return. Buyer (on behalf of itself, and following the Closing, the Company) and Seller agree to consult and resolve in good faith any such objection. To the extent that Buyer and Seller are unable to resolve any such objection, the parties shall refer such objection to the Independent Accountants for resolution in accordance with the procedures set forth in Section 2.4(c). Except as otherwise required by Law, all Tax Returns of the Company that relate to any Straddle Period allocable or apportioned to Seller shall be prepared consistent with past practices and, for the avoidance of doubt, will provide for a refund, in cash, in accordance with Section 10.2(d), whenever possible for the overpayment of Taxes or otherwise, rather than a credit for Taxes due for any Post-Closing Tax Period.

(c)    Except as otherwise required by Law or a Taxing Authority, without the prior written consent of Seller (which consent shall not be unreasonably conditioned, withheld or delayed), none of Buyer, the Company, or any Affiliate thereof shall, with respect to any Pre-Closing Tax Period file any amended Tax Return.
(d)    If the Company receives a Tax refund for a Pre-Closing Tax Period, such refund (net of any expenses or costs, including Taxes, incurred in seeking or obtaining such refund) shall be paid to Seller; provided, however, that Seller shall not be entitled to any refund either (i) reflected in the Closing Working Capital, or (ii) attributable to any carryback of an item from a Post-Closing Tax Period.
10.3    Controversies. Buyer shall cause the Company to notify Seller in writing within ten (10) days of the receipt by the Company of any notice of any inquiries, assessments, proceedings or similar events received from any Taxing Authority with respect to Taxes of the Company for which Seller may be required to indemnify any Buyer Indemnitee pursuant to this Agreement (any such inquiry, assessment, proceeding, litigation, audit or similar event, a “Tax Matter”). Seller may, at its own expense, participate in any Tax Matter and, upon notice to Buyer, assume the defense of any Tax Matter that relates solely to any Pre-Closing Tax Period. If Seller assumes such defense, Seller shall have the authority, with respect to any Tax Matter, to represent the interests of the Company before the relevant Taxing Authority and have the right to control the defense, compromise or other resolution of any such Tax Matter subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter. Buyer has the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from the counsel employed by Seller. Seller shall not enter into any settlement of, or otherwise compromise any such Tax Matter without the prior written consent of Buyer (which consent shall not be unreasonably conditioned, withheld or delayed). Seller shall keep Buyer informed with respect to the commencement, status, and nature of any such Tax Matter, and will, in good faith, allow Buyer to consult with it regarding the conduct of or positions taken in any such proceeding. If Seller does not assume the defense of such Tax Matter, Buyer shall keep Seller informed of the progress of such Tax Matter from time to time and shall consult with Seller with respect to such Tax Matter. Seller shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from counsel employed by the Company. The Company shall not have the right to settle (or to consent to the settlement or compromise of) such Tax Matter without the prior written consent of Seller (which consent shall not be unreasonably conditioned, withheld or delayed) if such settlement or compromise would cause Seller to be liable for actual payment of a majority of the settlement amount to be paid with respect to such Tax Matter.
10.4    Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Company for all Tax periods, Buyer, on the one hand, and Seller, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, information, personnel (as reasonably required), books of account, powers of attorney or other materials reasonably relevant or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax Authorities. Seller agrees to (A) retain all books and records with respect to income, franchise and payroll Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyer so requests, Seller shall allow Buyer to take possession of such books and records. Buyer agrees to (A) retain all books and records with respect to all Tax matters (other than income, franchise and payroll Taxes) pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Seller so requests, Buyer shall allow Seller to take possession of such books and records. Buyer and Seller shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
10.5    Consolidated Return Election. Seller shall make or cause to be made (and shall refrain from making or causing to be made, as applicable) Tax elections (including on a protective basis) so that the Company shall not suffer any reduction in tax basis or other attributes pursuant to Treasury Regulations Section 1.1502-3.
10.6    Conflict. To the extent there is any conflict between the provisions of this Article 10 and Article 9, the provisions of this Article 10 shall control.
10.7    Successors. For purposes of this Article 10, references to any of the Company, Seller, or Buyer shall include successor entities.
ARTICLE 11
Certain Definitions
When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Article 11, or elsewhere in this Agreement as indicated in this Article 11:
“1933 Act” means the Securities Act of 1933, as amended, and the regulations thereunder.
“Acquisition Balance Sheet” is defined in Section 4.5(a).
“Acquisition Transaction” is defined in Section 8.4.

“Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock or equity interests, by Contract, or otherwise.
“Agreement” means this Share Purchase Agreement, as may be amended from time to time.
“Annual Financial Statements” is defined in Section 4.5(a).
“Bonus Amounts” means (a) bonuses payable to employees, agents and consultants of and to the Company as a result of the transactions contemplated by this Agreement and unpaid by the Company as of the Closing Date (including the employer portion of any payroll, social security, unemployment or similar Taxes), and (b) severance obligations (including the employer portion of any payroll, social security, unemployment or similar Taxes) owed by the Company to employees, agents and consultants of and to the Company, in each case, triggered prior to or as a result of the consummation of transactions contemplated by this Agreement (other than any employee, agent or consultant terminated by or at the direction of Buyer) and including, for the avoidance of doubt, severance obligations to those individuals set forth on Schedule 11(a).
“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in Cleveland, Ohio are authorized or obligated pursuant to Law to be closed.
“Buyer” is defined in the preamble of this Agreement.
“Buyer Ancillary Agreements” is defined in Section 5.1.
“Buyer Indemnitees” is defined in Section 9.1.
“Calfee” is defined in Section 8.5(a).
“Calfee Clients” is defined in Section 8.5(a).
“Charter Documents” means the articles of incorporation, articles of organization, certificate of incorporation, limited partnership agreement, limited liability company operating agreement, and by-laws (or equivalents thereof) of any business entity.
“Closing” and “Closing Date” are defined in Article 7.
“Closing Cash” means the cash held in deposit accounts, including money market accounts, of the Company and cash equivalents held by the Company, plus checks presented by the Company for deposit but not yet credited to deposit accounts, less checks and drafts issued by the Company but uncleared, in each case, immediately prior to the Closing.
“Closing Certificate” is defined in Section 2.3.

“Closing Indebtedness” means the Indebtedness of the Company immediately prior to the Closing.
“Closing Working Capital” means the Working Capital of the Company immediately prior to the Closing.
“Code” means the United States Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.
“Common Shares” is defined in Section 4.2.
“Company” is defined in the preamble of this Agreement.
“Company Ancillary Agreements” is defined in Section 4.1(b).
“Company Intellectual Property” means the Intellectual Property owned by the Company.
“Company’s Knowledge” means (a) the actual knowledge of the individuals set forth on Schedule 11(b)(i) and, with respect to Section 4.20, the individual set forth on Schedule 11(b)(ii), and (b) other than with respect to Section 4.20, the knowledge that the persons set forth in the preceding clause (a) would reasonably be expected to have after reasonable inquiry of his or her direct reports.
“Confidentiality Agreement” is defined in Section 8.2(d).
“Contract” means any contract, agreement, deed, mortgage, lease, license, instrument, note, commitment, undertaking, or arrangement, whether oral or written.
“Disclosure Schedules” are the confidential disclosure schedules, dated as of the date hereof, delivered to Buyer in connection with the execution and delivery of this Agreement.
“Disposal,” “Storage,” and “Treatment” shall have the meanings assigned them at 42 U.S.C. § 6903(3)(33) and (34), respectively.
“Enforceability Exceptions” is defined in Section 3.3.
“Environment” means soil, surface waters, groundwater, land, stream, sediments, surface or subsurface strata, ambient air, indoor air or indoor air quality.
“Environmental Law” means any Law concerning the protection of the Environment.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.
“ERISA Affiliate” means any person or entity (whether or not incorporated) (a) under common control with the Company or any of its subsidiaries within the meaning of Section 414

(b), (c), (m) or (o) of the Code and the regulations issued thereunder or (b) which together with the Company is treated as a single employer under Section 414(t) of the Code.
“Estimated Closing Cash” is defined in Section 2.3.
“Estimated Closing Indebtedness” is defined in Section 2.3.
“Estimated Closing Working Capital” is defined in Section 2.3.
“Estimated Purchase Price” is defined in Section 2.3.
“Final Adjustment Statement” is defined in Section 2.4(d).
“Final Post-Closing Adjustment” is defined in Section 2.4(d).
“Financial Statements” is defined in Section 4.5(a).
“Fundamental Representations” is defined in Section 9.3(a).
“GAAP” means generally accepted accounting principles, as in effect in the United States either from time to time as applied to periods prior to the Closing Date or as applied on the Closing Date, as applicable, and in either case, applied on a basis consistent with the past practices of the Company.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of any such government or political subdivision, or any self-regulated organization or other non-governmental regulating authority (to the extent that the rules, regulations or orders of such authority have the force of law), or any arbitrator, tribunal or court of competent jurisdiction.
“Hazardous Material” means any chemical, substance, waste, material, pollutant, or contaminant, regardless of quantity, the exposure to, presence of, use, Storage, Disposal, Treatment or transportation of which is regulated under or defined by Law.
“HIPAA” is defined in Section 4.10(b).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.
“HSR Filing” is defined in Section 8.1(c)(ii).
“Indebtedness” means, as at any date of determination thereof (without duplication), all obligations of the Company in respect of: (a) any borrowed money or funded indebtedness or obligations issued in substitution for or exchange for borrowed money or funded indebtedness; (b) any indebtedness evidenced by any note, bond, debenture or other debt security; (c) capital lease obligations; (d) any type of Indebtedness of a type described in clauses (a) through (g) hereof that is guaranteed by the Company or that is secured in whole or in part by the assets of the Company;

(e) any obligations with respect to any interest rate hedging or swap agreements; (f) any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility; and (g) all or any part of the deferred purchase price of property or services (other than trade payables), including any “earnout” or similar payments or any non-compete payments. Indebtedness includes (i) with respect to each of the types of Indebtedness described in clauses (a) through (g) hereof, all obligations with respect to principal, accrued interest, and any applicable prepayment charges or premiums, and (ii) any amounts owed by the Company to any of its Affiliates. Notwithstanding the foregoing, the calculation of Indebtedness shall not include (A) any operating or lease obligations (other than capital leases) or (B) any of the principal amount as of the Closing Date of any undrawn letters of credit.
“Indemnification Cap” is an amount equal to Ten Million Dollars ($10,000,000).
“Indemnification Threshold” is an amount equal to Seven Hundred Fifty Thousand Dollars ($750,000).
“indemnitee” and “indemnitor” are defined in Section 9.4(a).
“Independent Accountants” is defined in Section 2.4(c).
“Information Systems” means all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form.
“Intellectual Property” means any of the following in any jurisdiction throughout the world, by whatever name or term known or designated, tangible or intangible, presently or hereafter existing, whether arising by operation of Law, contract, license or otherwise: (a) patents, patent applications, patent disclosures and inventions and all improvements thereto (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisionals, revisions, extensions, reexaminations, continuations-in-part, renewals and reissues for any of the foregoing; (b) Internet domain names, trademarks, service marks, trade dress, trade names, logos, slogans and corporate names and registrations, renewals and applications for registration thereof together with all of the goodwill associated therewith; (c) all works of authorship, moral rights, copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration or renewal thereof; (d) mask works and registrations and applications for registration thereof; (e) computer Software (excluding all shrink wrap Software and Off-the-Shelf Software), data, data bases and documentation thereof; (f) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information, pricing and cost information, and business plans and proposals), technologies, processes, formulae, algorithms, industrial models, architectures, layouts, look-and-feel, designs, specifications, and methodologies) (collectively, “Trade Secrets”); and (g) copies and tangible embodiments of the foregoing, (in whatever form or medium); (h) all rights to designate, pledge, mortgage, sell, convey, grant, gift, divide, license, franchise, use (or not use), and enforce any of the foregoing; and (i) all claims and rights in and to all income, royalties, damages, claims and payments now or hereafter due or payable with respect to any of the foregoing, and in and to all causes of action, either in Law or in equity, for past, present or future infringement, misappropriation, violation, dilution, unfair competition or other unauthorized use or conduct in derogation or violation of or based on any of the foregoing rights, and the right to receive all proceeds and damages therefrom.
“Interim Financial Statements” is defined in Section 4.5(a).
“Law” means any federal, state, regional, local or foreign law, statute, ordinance, code, treaty, rule, regulation, order or requirement of any Governmental Authority.
“Leased Real Property” is defined in Section 4.11(a).
“Leases” is defined in Section 4.11(a).
“Licenses” is defined in Section 4.12(b).
“Lien” means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, transfer restriction, proxy, right of first refusal, or any other title defect or restriction of any kind.
“Litigation Conditions” is defined in Section 9.4(a).
“Loss” or “Losses” means any and all losses, liabilities, damages, costs, penalties, judgments, deficiencies, awards, settlements, Taxes, fines, expenses, fees (including reasonable attorneys’ fees) and disbursements; provided, however, that Losses relating to any claims for indemnification shall (a) specifically exclude punitive, exemplary, consequential or incidental damages, damages relating to lost profits, diminution of value, or based upon any multiplier of profits, earnings or cash flow, except, in each case, to the extent payable to a third party; and (b) be net of the amount of any recoveries actually received by the party seeking indemnification, or any of its Affiliates, in connection with the circumstances that give rise to the claim for indemnification under: (i) any insurance policy of which the party seeking indemnification, or any of its Affiliates, is a beneficiary in connection with the circumstances that give rise to the claim for indemnification (less expenses and increases in premiums attributable thereto) but only, with respect to Losses incurred by the Buyer Indemnitees, the insurance policies purchased by the Company prior to the Closing Date, and (ii) “pass-through” warranty coverage from a manufacturer or supplier or other indemnification or reimbursement Contract from a third party.
“Made Available” means the Company, its Affiliates or representatives have either (a) delivered such information or documentation directly to Buyer, its Affiliates or representatives, or (b) posted such information or documentation to the “Project Indigo” Intralinks on-line data site hosted by Seller, no fewer than two (2) Business Days prior to the date hereof.

“Material Adverse Effect” means an event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expect to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of the Company taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) changes in business or economic conditions affecting the economy or the Company's industry generally, (b) changes in stock markets or credit markets, (c) changes in Tax rates, Law or GAAP, or the enactment or implementation of any new Law or Tax, (d) any changes resulting from natural disasters, acts of war, sabotage, terrorism, hostilities, military action or any escalation or worsening thereof, (e) except for purposes of Sections 3.4 or 4.4, the execution, delivery or performance of this Agreement or any actions taken by Seller or the Company hereunder or in contemplation hereof, or any actions that Seller or the Company or any representative thereof is required to take hereunder, (f) the failure of the Company to meet any internal projections or forecasts; other than, in the case of clauses (a), (b), (c) and (d) above, changes that disproportionately and adversely impact the Company relative to other companies in which the Company operates.
“Material Contracts” is defined in Section 4.13.
“Material Customer” is defined in Section 4.20(a).
“Material Supplier” is defined in Section 4.20(b).
“Off-the-Shelf Software” means off-the-shelf personal computer software, as such term is commonly understood, that is commercially available under non-discriminatory pricing terms on a retail basis.
“Order” means any judgment, injunction, award, decision, decree, ruling, verdict, writ or order of any nature of any Governmental Authority.
“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business of the Company through the Closing Date consistent with past custom and practice (including with respect to quantity and frequency).
“Permits” is defined in Section 4.10(a).
“Permitted Liens” means: (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business; (b) Liens arising by operation of Law, including Liens arising by virtue of rights of customers, suppliers and subcontractors in the Ordinary Course of Business under general principles of commercial Law; (c) Liens for current Taxes and utilities not yet due and payable or which are being contested in good faith by adequate proceedings and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP; (d) imperfections of title or encumbrances, if any, that do not, individually or in the aggregate, materially impair the continued use and operation of any asset to which they relate in the conduct of the business of the Company as presently conducted; and (e) leases, subleases and similar agreements set forth on Schedule 4.11(a) or on Schedule 4.13.

“Person” means an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated association, a government or any agency, instrumentality or political subdivision of a government, or any other entity or organization.
“Plans” is defined in Section 4.9(a).
“Post-Closing Straddle Period” is defined in Section 10.1.
“Post-Closing Tax Period” means any taxable period that begins after the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.
“Pre-Closing Period” is defined in Section 8.1(a).
“Pre-Closing Straddle Period” is defined in Section 10.1.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.
“Preliminary Adjustment Statement” is defined in Section 2.4(a).
“Preliminary Post-Closing Adjustment” is defined in Section 2.4(a).
“Privilege Period” is defined in Section 10.1.
“Proceeding” means any demand, charge, complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind (whether civil, criminal, administrative, investigative, informal or other, at law or in equity) commenced, filed, brought, conducted or heard by, against, to, of or before or otherwise involving, any Governmental Authority.
“Pro Forma Tax Return” is defined in Section 10.2(a).
“Purchase Price” is defined in Section 2.2.
“Related Person” is defined in Section 4.19.
“Release” shall have the meaning assigned it at 42 U.S.C. Section 9601(22) without giving effect to exception clause (A) therein.
“Repaid Closing Indebtedness” is defined in Section 2.3.
“Representatives” is defined in Section 8.4.
“Sale Engagement” is defined in Section 8.5(a).
“Seller” is defined in the preamble of this Agreement.

“Seller Ancillary Agreements” is defined in Section 3.1.
“Seller Indemnitees” is defined in Section 9.2.
“Seller Leased Real Property” means all Leased Real Property that is currently leased by Seller but used in the operation of the Company’s business.
“Seller’s Account” is defined in Section 2.3.
“Shares” is defined in Section 4.2.
“Share Purchase” is defined in the Recitals to this Agreement.
“Software” means, as they exist anywhere in the world, computer software programs, including all source code, object code, executable code, scripts, interfaces, web sites, firmware specifications, data, databases, designs and documentation related to the foregoing.
“Straddle Period” is defined in Section 10.1.
“Tax” or “Taxes” means (i) any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, escheat, abandoned or unclaimed property, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Law or Taxing Authority, whether disputed or not, (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (iv) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.
“Taxing Authority” means any domestic or foreign national, state, provincial, multi-state or municipal or other local executive, legislative or judicial government, court, tribunal, official, board, subdivision, agency, commission or authority thereof, or any other governmental body exercising any regulatory or taxing authority thereunder having jurisdiction over the assessment, determination, collection or other imposition of any Tax.
“Tax Matter” defined in Section 10.3.
“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, with respect to Taxes.

“Third-Party Claim” is defined in Section 9.4(a).
“Trade Secrets” is defined in the definition of “Intellectual Property.”
“Transition Services Agreement” is defined in Section 6.1(d)(vii).
“Working Capital” means, in each case on a consolidated basis, (a) the sum of the Company’s (i) net accounts receivable, (ii) net inventories, (iii) other receivables (other than intercompany receivables), (iv) prepaid expenses and (v) other current assets minus (b) the sum of the Company’s (i) accounts payable and (ii) accrued liabilities; in all cases, calculated in accordance with Section 2.4(a) hereof. For the avoidance of any doubt, the calculation of Working Capital and the Working Capital Target shall exclude (1) Cash, (2) Indebtedness, (3) any Tax assets (current, deferred or otherwise), (4) any intangible assets, (5) any current or deferred income or franchise Tax liabilities, (6) capitalized costs relating to the sale of the Company or acquisitions in process, and (7) product liability reserves on the corporate ledger and include payroll and bonus accruals, which are disclosed on the corporate ledger but not on the local ledger. For the avoidance of doubt, neither Buyer nor the Company shall have any liability for liabilities disclosed on the corporate ledger but not on the local ledger other than to the extent included in calculations of Working Capital. Working Capital shall be calculated without giving effect to any non-cash arising outside the Ordinary Course of Business or extraordinary increases or decreases in any reserve or accrual reflected in the Acquisition Balance Sheet. A sample calculation of Working Capital, including each specific general ledger account, is set forth on Exhibit A hereto.
“Working Capital Target” means Sixty One Million Dollars ($61,000,000).
ARTICLE 12
Construction; Miscellaneous Provisions
12.1    Notices. Any notice to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

(a)	If to Buyer, to:
AssuraMed
1810 Summit Commerce Park
Twinsburg, Ohio 44087
Attention: Vice President and General Counsel
Email: stevee@assuramed.com
Facsimile Number: (330) 487-1463
With a copy to:
Jones Day
North Point

901 Lakeside Avenue
Cleveland, Ohio 44114
Attention: Charles W. Hardin, Jr.
William R. Stewart, Jr.
E-Mail: charleswhardin@jonesday.com
wrstewartjr@jonesday.com
Facsimile Number: (216) 579-0212

(b)	If to Seller, to:
Invacare Corporation
One Invacare Way
Elyria, Ohio 44036-2125
Attention: Senior Vice President and General Counsel
E-Mail: ALaPlaca@invacare.com
Facsimile Number: (440) 329-6036
With a copy to:
Calfee, Halter & Griswold LLP
The Calfee Building
1405 East Sixth Street
Cleveland, Ohio 44114
Attention: Douglas A. Neary
E-Mail: dneary@calfee.com
Facsimile Number: (216) 241-0816
or in any case, to such other address for a party as to which notice shall have been given to Buyer and Seller in accordance with this Section. Notices so addressed shall be deemed to have been duly given (i) on the third (3rd) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the date sent by facsimile or electronic mail transmission, if electronically confirmed. Otherwise, notices shall be deemed to have been given when actually received at such address.
12.2    Entire Agreement. This Agreement, the Disclosure Schedules and Exhibits hereto constitute the exclusive statement of the agreement among the Company, Buyer and Seller concerning the subject matter hereof, and supersede all other prior agreements, oral or written, among or between any of the parties hereto concerning such subject matter. All negotiations among or between any of the parties hereto are superseded by this Agreement, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the parties hereto other than those expressly set forth or expressly incorporated herein.

12.3    Modification. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.
12.4    Jurisdiction and Venue. Each party hereto agrees that any claim relating to this Agreement shall be brought solely in the state or federal courts located in Cuyahoga County, Ohio, and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 12.1 of this Agreement, and service so made shall be complete as stated in such section. Notwithstanding the foregoing, any disputes between the parties that are submitted to the Independent Accountants for resolution pursuant to the terms of Section 2.4(c) shall be resolved as set forth in accordance with the terms of such section.
12.5    Specific Performance. Each party’s obligations under this Agreement are unique. If any party should breach its covenants under this Agreement, the parties each acknowledge that it would be impracticable to measure the resulting damages; accordingly, the nonbreaching party or parties, in addition to any other available rights or remedies they may have under the terms of this Agreement, may sue in equity for specific performance, and each party expressly waives the defense that a remedy in damages will be adequate.
12.6    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Buyer, the Company and Seller and their respective successors and permitted assigns.
12.7    Headings. The article and section headings used in this Agreement are intended solely for convenience of reference, do not themselves form a part of this Agreement, and may not be given effect in the interpretation or construction of this Agreement.
12.8    Number and Gender; Inclusion. Whenever the context requires in this Agreement, the masculine gender includes the feminine or neuter, the neuter gender includes the masculine or feminine, the singular number includes the plural, and the plural number includes the singular. In every place where it is used in this Agreement, the word “including” is intended and shall be construed to mean “including, without limitation.”
12.9    Counterparts. This Agreement and each document delivered pursuant to this Agreement may be executed by the parties in separate counterparts and by facsimile or by electronic mail with scan or attachment signature, each of which when so executed and delivered shall be deemed an original, and all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof or thereof each signed by less than all, but together signed by all of the parties. A facsimile, electronic or other copy of a signature shall be deemed an original for purposes of this Agreement.
12.10    Third Parties. Except as may otherwise be expressly stated herein, no provision of this Agreement is intended or shall be construed to confer on any Person, other than the parties hereto, any rights hereunder. Buyer Indemnitees and Seller Indemnitees who are not otherwise parties to this Agreement shall be third party beneficiaries of this Agreement.
12.11    Disclosure Schedules and Exhibits. The Disclosure Schedules and Exhibits, if any, referenced in this Agreement constitute an integral part of this Agreement as if fully rewritten herein. Notwithstanding anything to the contrary contained in this Agreement or in any of the sections of the Disclosure Schedules, any information disclosed in one section of the Disclosure Schedules shall be deemed to be disclosed in such other sections of the Disclosure Schedules and applicable to such other representations and warranties to the extent that the disclosure is reasonably apparent from its face to be applicable to such other section of the Disclosure Schedules and such other representations and warranties. The Disclosure Schedules may include items and information that are not “material” relative to the entire business of the Company, taken as a whole, and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or to further define the meaning of such term for purposes of this Agreement or otherwise. All references in this document to “this Agreement” and the terms “herein,” “hereof,” “hereunder” and the like shall be deemed to include all of such sections of the Disclosure Schedules and Exhibits.
12.12    Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.
12.13    Construction. This Agreement and the other documents contemplated herein shall be deemed to have been drafted by the parties, and neither this Agreement nor any other document contemplated herein shall be construed against any party as the principal draftsperson hereof or thereof.
12.14    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to the choice-of-laws or conflicts-of-laws provisions thereof.
Signature Page Follows.

IN WITNESS WHEREOF, Buyer, the Company and Seller have executed and delivered this Share Purchase Agreement, or have caused this Share Purchase Agreement to be executed and delivered by their duly authorized representatives, as of the date first written above.
BUYER:
ASSURAMED, INC.

By:    /s/ Kurt Packer
Its:    President

COMPANY:
INVACARE SUPPLY GROUP, INC.
By:    /s/ Robert K. Gudbranson
Its:    Treasurer
SELLER:
INVACARE CORPORATION
By:    /s/ Robert K. Gudbranson

Its:	Senior Vice President and Chief Financial Officer